                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------
                                   Form 20-F

   / /    REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b)
          OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
   /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended December 31, 1998
                                      OR
   / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
          Commission file number  0-20181

                    SAPIENS INTERNATIONAL CORPORATION N.V.
                            -----------------------
                (Translation of registrant's name into English)
                             NETHERLANDS ANTILLES
                (Jurisdiction of incorporation or organization)
 Kaya Richard J. Beaujon z/n P.O. Box 837 Willemstad, Curacao, Netherlands
                                   Antilles
                   (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                   Name of each exchange
             Title of each class                    on which registered
             -------------------                    -------------------
Common Shares, per value DG 1.00 per share      NASDAQ National Market System

--------------------------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12(g) of the
Act.
                                     NONE
                               (Title of Class)
--------------------------------------------------------------------------------
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                     NONE
                               (Title of Class)
--------------------------------------------------------------------------------
Indicate the number of outstanding shares of each of the issuer's classes of capital of common stock as of the close of the period covered by the annual report:
                          Common Shares 20,147,656

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               /X/     Yes                 / /    No

Indicate by checkmark which financial statement item the registrant has elected to follow:

               / /     Item 17             /X/    Item 18

                               TABLE OF CONTENTS

                                    PART I


                                                                            Page
Item 1.   Description of Business                                              2

Item 2.   Description of Property                                             15

Item 3.   Legal Proceedings                                                   15

Item 4.   Control of Registrant                                               15

Item 5.   Nature of Trading Market                                            17

Item 6.   Exchange Controls and Other Limitations
          Affecting Security Holders                                          17

Item 7.   Taxation                                                            18

Item 8.   Selected Financial Data                                             19

Item 9.   Management's Discussion and Analysis of
          Financial Condition and Results of Operations                       21

Item 10.  Directors and Officers of Registrant                                28

Item 11.  Compensation of Directors and Officers                              31

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries      31

The "Company" includes, where appropriate, Sapiens International Corporation N.V., its directly wholly owned subsidiary, Sapiens International Corporation B.V. ("SIC B.V.") and the operating subsidiaries of SIC B.V.

Item 1.      Description of Business

OVERVIEW

Sapiens develops and markets large-scale, business-critical information technology (IT) solutions. These solutions consist primarily of rapid application development ("RAD") and reengineering services that integrate the Company's rule-based object technology, efficient RAD methodology, and extensive consulting expertise. In addition, Sapiens is increasingly providing e-commerce solutions and integrating legacy systems into new applications and technologies. The Company also offers solutions to specialized software redevelopment problems, such as those related to the Year 2000 and the adoption of a single European currency.

The Company enables its customers to meet the challenges of constant business change by updating, maintaining the functionality and enhancing their business-critical IT assets in a timely, cost-effective manner. The Company believes that the architecture of its technology combined with its accumulated expertise in legacy systems position it to take advantage of emerging markets such as e-commerce and enterprise application integration.

The Company provides solutions to organizations in a broad range of industries worldwide. The Company markets its solutions and services through its direct sales force and distributors located in 20 countries and through system integrators such as IBM, EDS, HDS, Keane and Olivetti-Wang. Representative customers of Sapiens include AGF Systems d'Informatique, Berlinische Leiben, Guardian Royal Exchange, Honda, IBM, La Redoute, Norwich Union, Principal Financial, Siemens Energy & Automation, and the State of North Carolina Department of Transportation.

INDUSTRY BACKGROUND

Organizations rely extensively on the management of business information. As the pace of business and technology accelerates, firms increasingly need to leverage IT as a critical competitive asset. The increasing importance of information, together with the proliferation and complexity of information technologies, has placed greater demands on organizations to develop, maintain and modernize software systems in a timely and cost-effective manner.

The need to modernize systems especially affects the significant investments that organizations have made in mainframe or large-scale legacy systems. For example, in 1997 alone, IDC estimated that organizations invested about $18 billion in large-scale servers, comprised substantially of mainframe systems. The Company believes that organizations will continue to maintain and improve such large-scale systems for a variety of reasons: (i) existing systems represent an enormous investment; (ii) mainframe-based systems offer proven reliability, scalability, security and administration advantages; (iii) such existing systems are critical to the functioning of businesses and contain vital business information and processes and; (iv) host-centric mainframe computing is increasingly being used in new ways as Internet and E-commerce technologies develop.

Regardless of the size of their systems, organizations that developed applications through traditional line-by-line software construction now find such systems error-prone, cumbersome and expensive to modify and maintain. In fact, industry analysts estimate that many large organizations dedicate between 40% and 60% of their IT budgets to the maintenance of existing applications. Organizations must also incorporate new technologies into IT systems that were not designed to evolve with changing business needs. The result is often an unmanageable patchwork of applications and platforms within the same organization. These factors, among others, place a significant burden on firms to locate, train and employ an increasing number of IT professionals who have the collective skill to maintain and integrate a wide variety of technologies.

Compounding such difficulties, organizations must also make specific urgent modifications to their systems such as, for example, addressing the Year 2000 problem and the adoption of a single European currency. The European Community's adoption of a single European currency presents an even more complex challenge for organizations whose IT systems will have to examine or execute every transaction in two different currencies during certain phases of the transition period ending in the year 2002. In addition, European organizations will be required to process all transactions in the single currency, the Euro, by July 1, 2002. These requirements will affect a multitude of applications and systems, including general ledger, order processing, purchasing, accounts receivable and payable, taxation, price lists, payroll, expense accounts and historical databases.

Companies address the need to modernize their existing legacy systems while adapting them to changing technology requirements in a variety of ways. Certain companies opt to dedicate significant in-house IT resources to solve these issues. In many cases, however, organizations lack the internal resources and know-how required to cost-effectively adapt and integrate their legacy systems in a timely manner. As a result, many of these organizations rely on stand-alone third-party tools or the expertise of external IT service providers. However, third-party tools may not be compatible with an organization's IT infrastructure, may be difficult to implement, or may require significant additional investments in technology. Alternatively, while IT service providers offer specific implementation expertise and customized solutions, they do not provide cost-effective and timely methodologies based on easy-to-use, flexible and robust technologies that avoid the need for tedious, manual line-by-line modifications to existing applications. Companies are seeking a comprehensive solution combining proven tools with consulting expertise and development methodologies in order to extend the value of legacy systems while providing rapid time-to-market with new applications and technologies.

THE SAPIENS SOLUTION

We offer our customers application development, conversion and maintenance solutions in the form of (a) fixed-price, turnkey projects and (b) per diem consulting services. Both are based on our rule-based, object technology and rapid application development methodology. These solutions include application development and reengineering, Euro conversions, Y2K conversions and testing, e-commerce, maintenance outsourcing and enterprise application integration, which is currently under development.

We believe that our solutions provide organizations with the following key benefits:

o Time to market. Sapiens technology has powerful features, such as object-orientation and extensive cross platform support, which significantly accelerate the development process by, for example, reusing components and programming independently of specific platform requirements. The Company's solutions thus enable firms to minimize costly development efforts, reduce business losses associated with system down-time, and, importantly, to compete more effectively by deploying new applications and services.

o Extend value of legacy systems. Sapiens' solutions enable organizations to modify and maintain existing large-scale applications, and to rapidly develop and integrate new applications and technologies within their IT environments. Whether a firm requires Euro conversion services or the development of new functionality such as an e-commerce application, Sapiens solutions not only extend the productive life of legacy systems but simultaneously provide a migration path to next generation technologies.

o Scope and Quality. Sapiens offers established solution frameworks, such as Sapiens EuroMigration and Sapiens Y2K, which are comprehensive in scope. The Company's technology is designed to reduce the potential for error in coding and logic, for example by enabling reuse of previously tested objects. Furthermore, Sapiens' brings to its customers years of domain expertise in legacy system environments, its understanding of key vertical markets such as insurance and financial services, together with its consulting and development methodologies.

o Flexible, high performance solutions. Sapiens' solutions are designed to leverage the inherent power of mainframe systems while providing a level of flexibility not traditionally provided by such systems. For example, using Sapiens' rule-based approach, organizations are able to create, deploy, integrate and maintain new applications within existing systems much more quickly and efficiently than by traditional line-by-line programming methods.

OUR TURNKEY SOLUTIONS

We offer application development, conversion and maintenance solutions that integrate our rule-based object technology, efficient RAD methodology and the extensive experience of our technical personnel. Our application development solutions involve the development or re-engineering of core business applications such as order entry, inventory, on-line banking and insurance claims application. In addition, we are increasingly providing e-commerce solutions and integrating legacy systems into new applications and technologies into legacy systems. Our conversion solutions are designed to respond to specialized problems such as the Year 2000 problem and the adoption of a single European currency. Finally, our maintenance solutions consist of application maintenance outsourcing for large organizations.

The following table lists our solutions offerings and the related tools that they employ:

--------------------------------------------------------------------------------
Solution                                              Related Tools
--------------------------------------------------------------------------------
                                                      Sapiens ObjectPool
Application Development and Reengineering             Sapiens Object Modeler
                                                      Sapiens WorkStation
--------------------------------------------------------------------------------
Sapiens EuroMigration                                 Euro-Virtual-Machine
                                                      Sapiens ECR
--------------------------------------------------------------------------------
Sapiens Y2K and Independent Verification &            Integrated Y2K Toolkit
Validation                                            Falcon 2000
                                                      Sapiens Testkit
--------------------------------------------------------------------------------
E-Commerce                                            ObjectPool line of
                                                      products
                                                      Sapiens i.way
--------------------------------------------------------------------------------
Maintenance Outsourcing                               ObjectPool line of
                                                      products
                                                      Sapiens ECR
                                                      Falcon
--------------------------------------------------------------------------------

Application Development and Reengineering

We provide comprehensive solutions which enable users of large-scale systems to reengineer software applications in a more cost-effective and timely manner. Our solutions, which incorporate our rule-based, object technology and RAD methodology, and expertise of our staff require significantly less code writing because application logic is defined in easy-to-understand business rules. The time and manpower required for programming are therefore dramatically reduced, allowing customers to minimize costly development efforts. A representative sampling of the core business solutions that we have developed with our customers include order entry and inventory control systems, insurance claims and pension benefits applications, shipment management systems, and on-line mortgage processing applications. These solutions are based on the following core technology.

       SAPIENS ObjectPool is an enterprise-wide, cross-platform application development environment that combines the flexibility of custom development with the benefits of packaged software. ObjectPool supports the complete application development life cycle from analysis and design through testing and deployment. Using rule-based object technology, the ObjectPool developer builds new applications by assembling objects and their associated business rules and then fine-tuning their behavior. The business objects and rules are stored in an active repository, which automates end-user interaction, business logic execution and data manipulation.

       Sapiens markets its ObjectPool line of products both as a component of fixed-price projects and as a stand-alone product license supported by per-diem consulting services. Maintenance and support contracts, which are renewed annually, are offered concurrently with the initial license of ObjectPool.

       Sapiens Object Modeler is a client-based graphical modeling workbench for visual application development. Using Object Modeler, the developer begins by creating a business model that defines the application as a set of interrelated objects. Object Modeler allows developers to modify the behavior of the basic object and create line-of-business objects by defining the data associated with the object and describing the business rules that tell it how to process the data. Developers may then create an application by assembling these line-of-business objects.

       Sapiens WorkStation is a Windows-based Graphical User Interface (GUI) for ObjectPool applications. SWS automatically generates powerful GUI clients for ObjectPool applications, and bypasses the need to use GUI tools and/or complex programming to create graphical clients for ObjectPool applications. SWS operates as a thin client, handling screen formatting, screen flow and user validations, while the business logic of the application is executed by the ObjectPool server.

Sapiens EuroMigration

Our SAPIENS EuroMigration(Trademark) solution addresses the entire Euro-conversion life cycle. We implement the solution in a rapid, cost effective manner using a 1999-2003 EuroMigration path that satisfies the requirements of the European Monetary Union as defined by the European Commission. Our solution addresses both the immediate dual currency need and the inevitable database conversion phase, while preserving system-wide data integrity throughout the project. Our Euro toolkit includes:

       Euro-Virtual-Machine is our unique technology that enables end-users to adapt their applications to the Euro while leaving source code and data virtually untouched. Our Euro-Virtual-Machine can provide both dual currency and multi-currency features during the Euro transition phase, and can serve as a bridging solution during data conversion.

       - EVM for screens rapidly adds dual currency functionality to online screens.

       - EVM for Reports rapidly adds dual currency functionality to online and batch reports.

       - EVM for Databases wraps databases and enables the cluster-by-cluster Euro database conversion for large enterprises. This is also the interface for the database conversion itself.

       Sapiens ECR, our Enterprise Configuration Repository, is an active repository for the inventory of all system components as well as the relationships among them. It creates a comprehensive cross-reference among programs, databases, screens and reports. This repository can serve as a knowledge base for additional solutions that we implement for the same customer, such as application maintenance outsourcing.

Sapiens Y2K and Independent Verification & Validation

Sapiens Y2K is an end-to-end solution for Y2K problems including mapping, assessment, remediation, and final verification and testing of changed and unchanged code. Sapiens Y2K provides the flexibility to choose between a conventional date conversion project and a rapid re-engineering of some or all of the customer's applications.

Our Independent Verification & Validation solution ("IV&V") offers customers an objective audit of their Year 2000 compliance efforts. We are able to address compliance problems that are encountered in the IV&V process through our Y2K services. Sapiens Y2K and IV&V include the following key tools:

       Y2K Data Mapper, which provides a general interface to data access methods (DB2, VSAM, DL1 IMS) as well as the ability to develop private interfaces to other methods

       Y2K Configuration Mapper, which automatically maps application components (data, programs and procedures) into the Y2K Knowledgebase

       Y2K Date Analyzer, which allows the use of customizable templates of suspect date strings, data types, etc. to scan the application objects under investigation

       Y2K Data Converter, which automatically converts data structures and fields necessary to solve Y2K problems and future challenges, such as Euro conversions

       Y2K Synchronizer, which allows developers to continue day-to-day software maintenance in their environment, while implementing Y2K modifications in a dedicated Y2K environment

       Y2K Testkit, which simplifies and automates portions of the testing phase.

       Sapiens Falcon2000. Falcon2000(Trademark) is a market-leading Year 2000 conversion workbench designed specifically for automated analysis and conversion of IBM mainframe Assembler language programs for Year 2000 compliance. At its core, Falcon2000 uses an artificial intelligence algorithmic design that enables powerful and flexible analyses of program control flow and data flow.

E-Commerce

Our e-commerce solution offers our customers the ability to open their large-scale systems to the rapidly emerging e-commerce market. We protect our customers' investments in legacy applications by "rejuvenating" them with Internet technologies. By integrating existing legacy systems, we help our customers deploy high quality throughout the enterprise. The Sapiens i.way product is at the forefront of this solution.

       Sapiens i.way(Trademark) is designed to bring the full functionality and features of ObjectPool to Internet/Intranet-based application development. I.way extends the ObjectPool client/server application to include Internet, intranet and extranet users as clients - all using the same application definition. It also allows users to extend legacy data and applications to the Web, and create new electronic business and intranet applications faster.

Maintenance Outsourcing

Our maintenance outsourcing solutions are designed to ease the growing burden of managing and maintaining existing applications. By contracting with us to maintain and manage their core applications on an outsourcing basis, our customers benefit from the accumulated knowledge and expertise of our off-site International Solutions and Services center, and the comparatively lower cost of maintaining these applications through an outsourcing arrangement. Our maintenance outsourcing solution revolves around our core ObjectPool technology described above. Sapien's ECR also plays an important role in our application maintenance outsourcing solutions.

Enterprise Application Integration

We are in the process of developing our Application Integration Solution, which will enable customers' diverse applications to communicate with each other by providing bridges between different programming standards and protocols. This solution, which is still under development, will allow for full integration between different component standards. As part of our application integration offering, we are also developing application templates and components for specific industries, such as insurance and on-line banking. One of the key elements in this solution is our Component Integrator technology.

       Component Integrator is a comprehensive standards-based multidirectional component bridge providing full integration between any number of component standards: COM, ActiveX, OLE, CORBA and JavaBeans are supported in the core product, with other standards available as add-ons. The bridging also includes transaction propagation between MTS/OTS/JTS. Component Integrator is designed to meet the needs of developing, prototyping, deploying and evolving applications in a world of diverse changing standards.

       Legacy Adapter will enable customers to adapt legacy applications without modifying the original application. It encapsulates legacy data and logic into common objects by wrapping their screen interface. These objects can be distributed across multiple platforms as standard components. By preserving these legacy applications, components produced by the Legacy Adapter can be easily reused within modern software development efforts or integrated with other enterprise systems.

OUR CONSULTING SERVICES

We offer customers a wide range of consulting services that are priced on the basis of time and materials expended. These customers seek the expertise of our consultants on-site to provide them with project management and consulting services, which helps them manage their development efforts. Our consultants can assist with a range of specific needs, including application development, database design, system audits, and project management. While not delivering a solution package, these consultants have access to the methodologies, technologies, and intellectual resources held by the entire solutions organization.

OUR CORE TECHNOLOGY

The following are some key features of our core technology that are common to the full range of our solutions and related tools.

The Sapiens Object

The key building block of the Company's technology is the Sapiens object. An object is a unit of data containing information about a particular aspect of a business. Each object also contains a set of business rules (methods) controlling its character and interaction with other objects. For example, a product object within an inventory application will contain information about the product's name, price, identification number, quantity on hand, etc. Encapsulated within the object are rules that dictate when the product should be reordered, and how its price should be calculated.

Business Rules

The rules within a Sapiens application are modeled after the business rules by which an organization runs. Each rule is typically a one or two-line statement that defines a discrete business task. Since each rule resides within an object, it is necessary to define the rule only once. In contrast, traditional programming methods require numerous lines of procedural code to perform the same tasks, and force developers to repeat the underlying business logic in multiple programs within an application. Consequently, developers using Sapiens technology are free to concentrate their efforts on the business objectives of an application rather than being tied to the tedious tasks of procedural programming.

Since these rules are encapsulated within the Sapiens objects, they are easily identifiable and maintainable. In contrast to traditional programming, developers need not review large volumes of code when modifying a Sapiens-based application. They simply revise the straightforward rules that govern the behavior of the application.

The Sapiens rules engine features a power of inference called Positive thinking. Due to this feature, the Sapiens rules need only be stated in their positive form. Negative implications of the rules are automatically inferred. For example, a positive rule within an inventory application may dictate that each item ordered should be subtracted from the inventory on hand. In traditional programming, negative implications much be specified and coded by means of a lengthy and detailed process.

In summary, Sapiens rules reduce complexity by stating what has to be done rather than how it should be done. This reduces the instruction that need to be given by the application developer from a long and complicated set of machine instructions (procedural programming) to a greatly reduced number of functional statements. The "how" part of the application is generated automatically by Sapiens technology's power to infer. Positive thinking also ensure the integrity of an application because the Sapiens rules engine, rather than developers working manually, automatically addresses the negative implications of the business logic.

The Sapiens Repository

The Sapiens repository contains all of the information that comprises an organization's portfolio of applications. The information within the repository includes all Sapiens objects and rules, screen and report layouts, database mapping information and security profiles. The repository is governed by its own set of rules and objects that control the contents of the repository. The developer of a Sapiens application simply populates the repository with application specifications, which are then governed by the repository's own rules and objects.

Unlike passive repositories, which merely document applications, the Sapiens repository is the active and sole knowledge base for the organization's information systems. This knowledge base, which incorporates all application information, is easily copied and migrated across multiple platforms. This cross-platform flexibility enables Sapiens customers to scale their applications in accordance with their changing needs.

Three-Tier Architecture

The Company's technology is based on a three-tier architecture, which includes presentation, business logic and data. The presentation layer houses the client technology, including character-based 3270 terminals, Windows-based clients and Web browsers. The business logic layer contains the Sapiens objects and rules, and may reside on various server platforms, including mainframe, AS/400, UNIX and Windows/NT. The third layer accommodates the application data, which may be stored in a wide range of database management systems, including DB2, Oracle, Informix, IMS, VSAM and others.

Each tier is independent and may be replaced or modified without affecting the other tiers. This architecture allows customers to port their applications by simply moving the business logic layer from one server platform to another without affecting the presentation and data layers. This enables the flexible movement of applications within a heterogeneous computing environment. For example, customers may choose to adopt the latest Internet browser in their presentation layer or change their database management systems without impacting the business logic and functionality of their applications.

CUSTOMERS

The Company markets its solutions primarily to organizations with large information technology budgets and ongoing maintenance and development needs. The Company's largest customer accounted for approximately 28% or our total revenues in 1998.

The Company believes that the following customers, arranged by industry, are representative of the organizations that comprise its international customer base.

FINANCIAL SERVICES                                    INSURANCE
------------------                                    ---------
Abbey National Mortgage Finance                       AGF/SI
Bank Leumi                                            Albany Life Assurance
Bank Hapoalim                                         Berlinische Leibin
Canadian Imperial Bank of Commerce                    ELVIA Vie
NWS Bank Plc - Capital Bank                           Guardian Royal Exchange


The Principal Financial Group                         Norwich Union
Woolwich Direct                                       Virginia Farm Bureau

GOVERNMENT and OTHER                                  MANUFACTURING
--------------------                                  -------------
Israeli Construction & Housing Ministry               ALPS Electric
Israel Air Force                                      Canon France
State of Arkansas                                     Honda Japan
State of North Carolina DOT                           Ideal Standard
Israel National Insurance Institute                   International Paper
Electra de Viesgo (Spain)                             Kawasaki Steel
NorAm Energy Corp-formerly ARKLA                      Kirin Beer
Holiday Inn Worldwide                                 Mitsubishi Heavy Industries
IBM Information Solutions Ltd.                        Siemens Energy & Automation Inc.
IBM Transnet BCBS                                     TDK

TRANSPORTATION                                        OTHER
--------------                                        -----
Canada Maritime                                       JD Williams
Intercontainer-InterfrigoS.C.                         La Redoute
Queensland Rail                                       Panasonic UK
Lufthansa
Norfolk & Southern


SALES AND MARKETING

To reach the broadest potential customer base, the Company has pursued multiple distribution channels, including a direct sales force and relationships with distributors and system integrators.

As of December 31, 1998, the Company had 33 marketing and sales personnel located in its operations in the United States, France, Israel, the United Kingdom, Germany, Switzerland and the Far East. The direct sales force focuses on large organizations within select industries. The direct sales force also coordinates sales activities with distributors and system integrators.

The Company's independent distributors are given exclusive or non-exclusive rights to market the Company's solutions in specific geographic regions. As of December 31, 1998, the Company had distribution relationships with independent distributors operating in Australia, Brazil, Canada, Eastern Europe, Italy, Japan, Korea, Poland, South Africa, Spain and the United States. No single distributor accounted for more than ten percent of the Company's consolidated revenues in any of the past three fiscal years.

Value-added resellers of the Company's products include IBM's Travel and Transportation Industry Unit and Schumann AG, which have developed industry-specific templates for shipment management and security asset administration, respectively. The Company also markets its solutions and services through large system integrators, such as IBM, EDS, HDS, Keane Inc. and Olivetti/Wang. These relationships include collaboration on Year 2000 and Euro conversion projects and ObjectPool-based application development.

The Company employs a variety of business development and marketing techniques to communicate directly with current and prospective clients. These techniques include exhibiting at trade shows and industry conferences, disseminating product brochures and other literature, authoring articles, hosting user conferences and vision board meetings for customers and prospective customers on technology and industry issues and direct mail marketing.

CUSTOMER TRAINING AND SUPPORT

The Company believes that a high level of customer support is important to the successful marketing and sale of the Company's solutions. The company employs a team of technical specialists who provide the full range of training and support services. The typical direct sales to a client includes initial maintenance, training and consulting services. In addition, substantially all of the clients for whom the Company has developed an application elect to enter into an ongoing maintenance and support contract with the Company, which is typically for twelve months and entitles the customer to upgrades and technical support. The Company also offers introductory and advanced classes and training programs available at the Company's offices and customer sites.

On a worldwide basis, the Company's authorized distributors, value-added resellers and system integrators also provide customers with training, product support and consulting services. Each of the Company's software distributors is capable of providing training in its respective country. In addition, many international partners and distributors, particularly independent software vendors, operate their own technology training programs.

RESEARCH AND DEVELOPMENT

The Company conducts extensive research and development to enhance its existing products and build new complementary products. Research and development priorities are set on the basis of a combination of strategic marketing requirements and requests for enhancement submitted by existing users.

The Company intends to expand its core technology to take advantage of emerging opportunities, such as those related to the proliferation of Internet/Intranet technologies and the e-commerce market. The Company has announced its Sapiens i.way product, which enables full integration of the Internet/intranet into the ObjectPool development environment. Another major project is the development of Component Integrator and Legacy Adapter, which form the basis of the Company's Enterprise Application Integration solution.

In addition to the development of new technology and solutions, the Company continually updates its core technology through enhancements and new releases. The Company may also enhance its current product and service offerings by selectively acquiring complementary products and technologies. The Company expects to devote a portion of its research and development resources to the enhancement and integration of acquired and licensed technologies.

The company generally receives grants from the office of the Chief Scientist of Ministry of Industry and Trade of the Government of Israel ("OCS") and in 1996 the Company also received a grant from the Israel-United States Binational Industrial Research and Development foundation, (the "BIRD Foundation"). During the years ended December 31, 1996, 1997 and 1998 OCS and/or the BIRD Foundation provided grants to the Company for research and development expenses in the aggregate amounts of approximately $1.8 million, $1.6 million and $1.9 million, respectively, which accounted for 25.1%, 20.4% and 21.2%, respectively, of the Company's gross research and development expenses. The 1996 grant from the BIRD Foundation bears royalties at the rate of 2.5% to 5% of sales of products developed as a result of research projects so funded until a maximum of 150% of the dollar amount received is repaid. Under the 1996 amendments to regulations governing OCS grants, the royalty rates (i) increased from 3% to 3%-5% and (ii) apply to all revenues related to products developed from funded projects, including from sales, services and other sources, rather than only from product sales. These amendments effectively accelerate the repayment of the OCS grants, although aggregate royalty payments are not to exceed 100% of the dollar value of the OCS grant. These new regulations are applicable to the Company's OCS grants that have been approved since January 1, 1994 and apply to sales effected after January 1, 1996. The terms of Israeli government participation also require that the manufacturing of products developed with OCS grants are performed in Israel, unless a special approval has been granted. Special Israeli government consent is required to transfer to third parties technologies developed through projects in which the Israeli government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies.

For the years ended December 31, 1996, 1997 and 1998, gross research and development expenditures were $7.2, $8.0 and $9.1 million, respectively. The Company anticipates that it will continue to commit substantial resources to research and development in the future.

COMPETITION

The market for large-scale, business- critical software solutions is highly competitive and characterized by rapidly changing technology, evolving industry standards and customer requirements, and frequent new product introductions. The following is a breakdown of the competition that we face in each of our primary markets:

Application Development and E-Commerce

Our competitors in the application development and e-commerce marketplaces include tool vendors and system integrators. Tool vendors with whom we compete include Forte, Software AG, Sterling Software, Amdahl, Level 8, Oracle and Sun Microsystems. System integrators who offer competing solutions include IBM, CapGemini, Andersen Consulting and EDS.

Euro and Year 2000 Conversions

Competition in the Year 2000 marketplace includes software vendors such as Viasoft Inc., Platinum, Crystal Systems Solutions, Ltd. and Data Dimension; and large and specialized consulting organizations and system integrators who offer the full range of Year 2000 conversion services.

In the Euro conversion marketplace, the competition includes technology vendors such as Crystal, Viasoft and Sopra, as well as large and specialized consulting organizations and system integrators who offer the full range of Euro conversion services.

Application Integration

Our competition in the enterprise application integration marketplace includes technology providers such as NEON, TSI, MINT, Active Software and Level 8. We also compete with system integrators and professional service organizations that offer application integration solutions and services.

Many of our competitors have formidable financial, marketing, technical and other resources. Our ability to compete will depend in large part upon our ability to implement large-scale projects in a timely manner, expand out marketing channels and develop new technologies and solutions in line with market needs.

INTELLECTUAL PROPERTY RIGHTS AND SOFTWARE PROTECTION

The Company relies upon a combination of contractual provisions and intellectual property law to protect its proprietary technology. The Company believes that because of the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of the Company's management and personnel. The Company seeks to protect the source code of its products as trade secret information and as an unpublished copyright work. The Company also relies on security and copy protection features in its proprietary software. The Company distributes its products under software license agreements which grant customers a personal, non-transferable license to use the Company's products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of the Company's products. In addition, the Company attempts to protect trade secrets and other proprietary information through agreements with employees, consultants, and distributors. Although the Company intends to protect its rights vigorously, there can be no assurance that these measures will be successful.

EMPLOYEES

Competition for personnel in the Company's industry is intense. The Company believes that its future success will depend in part on its continued ability to hire and retain qualified personnel. There can be no assurance that the Company will be successful in attracting and retaining sufficient numbers of qualified personnel to conduct its business in the future.

As of December 31, 1998, the Company had a total of 686 employees, including 116 in research and development, 449 in technical support, maintenance and consulting; 55 in marketing and sales; and 66 in administrative functions.

All male permanent residents of Israel between the ages of 18 and 45 are, unless exempt, obligated to perform reserve duty in the Israeli Defense Forces, presently consisting of approximately 30 days of service annually. Additionally, all such residents are subject to being called to active duty at any time upon the outbreak of hostilities. Many of the Company's officers and employees are currently obligated to perform annual reserve duty. While the Company has operated effectively under these requirements since its organisation, no assessment can be made as to the full impact of such requirements on the

Company's business or work force and no prediction can be made as to the effect on the Company of any expansion of such obligations. The Company believes that its relations with its employees are good.

Item 2.       Description of Property

In 1995, the Company entered into a sale-leaseback transaction on a facility, which resulted in a gain of $1,165,000. Under the sale-leaseback transaction, the Company deferred and is amortizing the gain over the lease term of five years. The Company has an option to renew the lease for an additional five-year term.

The Company leases office space in the United States, United Kingdom, France, Switzerland, Italy, Germany, Belgium, Hong Kong and Argentina. The lease terms are generally five to ten years. The Company believes that its existing facilities are adequate for its current needs.

Item 3.       Legal Proceedings

The Company is subject to certain legal proceedings and claims that arise in the conduct of its business. In the opinion of management, the amount of liability, if any, as a result of these claims and proceedings is not likely to have a material effect on the financial condition or results of operations of the Company.

Item 4.       Control of Registrant

The following table sets forth, as of December 31, 1998, certain information with respect to the beneficial ownership of the Company's Common Shares by (i) each person known by the Company to own beneficially more than 10% of the outstanding Common Shares and (ii) all officers and directors of the Company as a group.


Name and Address                                            Shares Beneficially Owned (1)
                                                            Number                 Percent

Meister Software N.V. (2)........................         1,905,702                  9.5%
    De Ruyterdade 58A
    Curacao, Netherlands Antilles

Century Holdings, Inc. (3)........................        1,905,702                  9.5%
    C/o Secretary
    Residence Park
    P.O. Box 4258
    CH-6300 Zug, Switzerland

Artemis Investment and Trading Inc. (4).......            2,452,451                 12.2%
    C/o Secretary
    Residence Park
    P.O. Box 4258
    CH-6300 Zug, Switzerland


Lako Enterprises S.A. (5)..........................         2,394,201                  11.9%
    C/o Secretary
    Residence Park
    P.O. Box 4258
    CH-6300 Zug, Switzerland

All officers and directors as a group (12 persons) (6)        3,229,550                 16%



(1) Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The number of Common Shares deemed outstanding as of December 31, 1998 is 20,147,656.

(2) Tsvi Misinai and Shlomo (Shai) Sole beneficially own approximately 23% and approximately 9.7%, respectively, of the voting stock of Meister. By virtue of their ownership of Meister and their positions as officers and directors of Meister (see "Management"), Mr. Misinai and Mr. Sole may be deemed to beneficially own all of the outstanding Common Shares held by Meister. By virtue of Mr. Shani's and Mr. Zuckerman's deemed ownership of Century Holdings, Inc., a Panamanian corporation ("Century") and by Century's approximately 31.9% ownership of Meister, Mr. Shani, and Mr. Zuckerman may be deemed to beneficially own all of the Common Shares held by Meister (see Note
         (3)).

(3) Includes the 1,905,702 Common Shares held by Meister. Century owns approximately 31.9% of the outstanding voting shares of Meister. By virtue of Century's ownership of Meister, Century may be deemed to beneficially own all the Common Shares held by Meister.

(4) Includes the 1,905,702 shares held by Meister and deemed to be held by Century. Artemis owns 50% of the voting shares of Century. A trust (the Angold Foundation) for the benefit of the estate of Mr. Shani owns all the outstanding voting shares of Artemis. Mr. Shani disclaims beneficial ownership of the Common Shares held by Artemis. By virtue of Artemis' ownership of Century, Mr. Shani may be deemed to beneficially own all the Common Shares held by Century (see Notes
         (2) and (3)).

(5) Includes the 1,905,702 shares held by Meister and deemed to be held by Century. Lako owns 50% of the voting shares of Century. A trust (the Bornali Foundation) for the benefit of the estate of Mr. Zuckerman owns all the outstanding voting shares of Lako. Mr. Zuckerman disclaims beneficial ownership of the Common Shares held by Lako. By virtue of Lako's ownership of Century, Mr. Zuckerman may be deemed to beneficially own all the Common Shares held by Century (see Notes (2) and (3)).

(6) Includes (i) 1,905,702 Common Shares held by Meister, which shares may be deemed to be beneficially owned by Messrs. Misinai, Sole, Zuckerman, and Shani (see Notes (2), (3), (4) and (5)); (ii) 546,749 and 488,499 Common Shares held, respectively, by Artemis and Lako as to which Mr. Shani and Mr. Zuckerman disclaim beneficial ownership, respectively (See Notes (4) and (5)); (iii) 120,000

         Common Shares held of record by Mr. Zuckerman; and (iv) 168,600 Common Shares held of record by a trust (the ADANAC Trust) for the benefit of Mr. Sole's children, as to which Mr. Sole disclaims beneficial ownership.

Item 5.       Nature of Trading Market

Common Shares

The Company's Common Shares are quoted on the Nasdaq National Market ("Nasdaq") under the symbol "SPNS".

As of December 31, 1998, 20,147,656 Common Shares were outstanding and additionally 213,000 shares were held in treasury by the Company.

The table below sets forth the high and low last reported sale prices for the Common Shares during the indicated fiscal quarters:

1997                                                High               Low
----                                                ----               ---
First Quarter                                        4 5/16           2 11/16
Second Quarter                                       5 3/4            2 7/8
Third Quarter                                       10 1/2            4 3/8
Fourth Quarter                                      10 3/4            6 5/16

1998
First Quarter                                        8 3/8             6 1/16
Second Quarter                                       9 7/16            6 7/16
Third Quarter                                        8 1/8             4 3/4
Fourth Quarter                                       8 1/16            3 3/8

1999
First Quarter                                       11                 8 3/8


As of December 31, 1998, there were approximately 257 holders of record of the Company's Common Stock, including 149 holders of record with addresses in the United States.

Item 6.       Exchange Controls and Other Limitations Affecting Shareholders

Although there are Netherlands Antilles laws which may impose foreign exchange controls on the Company and may affect the payment of dividends, interest, or other payments to nonresident holders of the Company's securities, including the Common Shares, the Company has been granted an exemption from such foreign exchange control regulations by the Central Bank of the Netherlands Antilles. Other jurisdictions in which the Company conducts operations may have various currency or exchange controls. In addition, the Company is subject to the risk of changes in political conditions or economic policies which could result in new or additional currency or exchange controls or other restrictions being imposed on the operations of the Company. As to the Company's securities, Netherlands Antilles law and the Company's Articles of Incorporation impose no limitations on the right of nonresident or foreign owners to hold or vote such securities.

Item 7.       Taxation

The following discussion is a summary of certain anticipated tax consequences of an investment in the Common Shares under U.S. Federal income tax laws and Netherlands Antilles tax laws. The discussion does not deal with all possible tax consequences relating to an investment in the Common Shares. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-U.S., non-Netherlands Antilles) tax laws. Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences of an investment in the Common Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change.

United States Federal Income Taxation

The following discussion addresses the U.S. Federal income taxation of a U.S. person (e.g., a U.S. citizen or resident, a U.S. corporation, and an estate or trust subject to U.S. tax on all of its income regardless of source) (a "U.S. Investor") making an investment in the Common Shares. Persons other than U.S. Investors may be subject to tax rules that differ significantly from those summarized below. Such persons are advised to consult their tax advisors regarding the tax considerations incident to an investment in the Common Shares.

A U.S. Investor receiving a distribution on the Common Shares will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from earnings and profits of the Company as determined under U.S. Federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. Investor's basis in the Common Shares and then as gain from the sale or exchange of a capital asset, provided that the Common Shares constitute capital assets in the hands of the U.S. Investor. Dividends received on the Common Shares will not be eligible for the corporate dividends received deduction.

Gain or loss on the sale or exchange of Common Shares will be treated as capital gain or loss (if the Common Shares are held as a capital asset). Such capital gain or loss will be long-term capital gain or loss if the U.S. investor has held the Common Shares for more than one year at the time of the sale or exchange.

Netherlands Antilles Taxation

Under the laws of the Netherlands Antilles as currently in effect, a holder of Common Shares who is not resident of, and during the taxable year has not engaged in trade or business through a permanent establishment in, the Netherlands Antilles will not be subject to Netherlands Antilles income tax on dividends paid with respect to the Common Shares or on gains realized during that year on sale or disposal of such shares; the Netherlands Antilles does not impose a withholding tax on dividends paid by the Company. Under Netherlands Antilles law, no gift or inheritance taxes are levied if, at the time of such gift or at the time of death, the relevant holder of Common Shares was not domiciled in the Netherlands Antilles.

United States Backup Withholding and Information Reporting

The receipt of dividends on the Common Shares by a holder of the Common Shares
(a) made by mail or wire transfer to an address in the United States, (b) made by a paying agent, broker or other intermediary in the United States or (c) made by a U.S. broker or a "United States-related" broker to such holder outside the United States may be subject to U.S. information reporting requirements. Holders of Common Shares who are not U.S. persons ("non-U.S. holders") generally would be exempt from these reporting requirements, but may be required to comply with certification and identification procedures in order to prove their exemption. Treasury regulations currently in effect do not require backup withholding with respect to dividends paid by a foreign corporation such as the Company. The U.S. Treasury Department is considering, however, whether to extend the backup withholding rules to dividends from certain foreign corporations.

The payment of the proceeds of the disposition of Common Shares by a holder to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding at a rate of 20% unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a holder of Common Shares to or through a non-U.S. office of a broker will generally not be subject to backup withholding and information reporting. Information reporting (but not "backup" withholding) may apply, however, to such a holder who sells beneficial interest in Common Shares through a non-U.S. branch of a U.S. broker, or through a non-U.S. office of a "United States-related" broker, in either case unless the holder established an exemption or the broker has documentary evidence in its files of the holder's status as a non-U.S. holder. For purposes of these rules, a "United States-related" broker is a broker or other intermediary that is a controlled foreign corporation for U.S. Federal income tax purposes or that is a person for which 50% or more of the gross income from all sources, over a specified three-year period, is effectively connected with a U.S. trade or business.

Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder's U. S. Federal income tax liability, if any) provided that the required information is furnished to the U.S. Internal Revenue Service.

Item 8.       Selected Financial Data

The following table summarises certain selected consolidated financial data and should be read in conjunction with the Company's consolidated financial statements for the years ended December 31, 1998, 1997, 1996, 1995, and 1994 and notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," (see Item 9 at page 22). The selected financial data set forth below as of and for the years ended December 31, 1998, 1997, 1996, 1995, and 1994 have been derived from the consolidated financial statements of the Company for the years ended December 31, 1998, 1997, 1996, 1995 and 1994, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and which have been audited by Kost, Forer and Gabbay, a member of Ernst & Young International.


    Selected Financial Data (1):                            Year Ended December 31,
                                                            ----------------------------------------------------
    (In thousands; except per share data)
                                                         1994         1995        1996        1997        1998
                                                         ----         ----        ----        ----        ----
Revenues:
    Products                                             $11,027     $10,208     $13,699     $20,507     $37,181
    Consulting and maintenance services                   22,269      26,432      25,288      24,057      33,799
                                                     -----------------------------------------------------------
                        Total revenues                    33,296      36,640      38,987      44,564      70,980
                                                     -----------------------------------------------------------


Operating Expenses:
Cost of products                                           3,344       2,347       1,473       4,473      12,690
Cost of consulting and maintenance services               16,488      17,569      16,511      15,507      21,611
Research and development, net                              5,658       4,316       2,429       3,258       4,112
Selling and marketing, general and                        38,587      20,567      16,781      16,316      22,921
administrative
Restructuring                                                  0       4,456           0           0           0
                                                     -----------------------------------------------------------
                        Total operating expenses          64,077      49,255      37,194      39,554      61,334
                                                     -----------------------------------------------------------
Income (loss) from operations                            (30,781)    (12,615)      1,793       5,010       9,646
                                                     -----------------------------------------------------------

Finance income (expenses), net                            (2,387)         16         198         107         457
Other income (expenses), net                               2,121      (2,798)     (8,842)       (417)       (328)
                                                     -----------------------------------------------------------
Income (loss) before taxes on income                     (31,047)    (15,397)     (6,851)      4,700       9,775
                                                     -----------------------------------------------------------

Taxes on income                                              (33)        (41)        (35)        (57)        (55)
Equity earnings (losses) of an affiliate                       0        (211)       (150)       (203)          0
Minority interests                                          (155)         83         317         104          15

                                                     -----------------------------------------------------------
Income (loss) before extraordinary item                  (31,235)    (15,566)     (6,719)      4,544       9,735
                                                     -----------------------------------------------------------
Extraordinary item-early extinguishment of debt            1,686      15,911          96           0           0

                                                     -----------------------------------------------------------
Net income (loss)                                        (29,549)        345      (6,623)      4,544       9,735
                                                     -----------------------------------------------------------

Preferred stock cash dividend                             (1,211)     (2,406)       (645)
                                                                                 -------     -------       -----

                                                     -----------------------------------------------------------
Net income (loss) to Common  shareholders               $(29,549)       $345     ($7,834)     $2,138      $9,090
                                                       ---------        ----    --------      ------      ------
                                                     -----------------------------------------------------------

Basic earnings (loss) per share:
 Before extraordinary item                                 (2.58)      (1.29)      (0.63)      $0.14        0.48
Extraordinary item                                          0.14        1.32        0.01         -           -
                                                     -----------------------------------------------------------
Basic earnings (loss) per share                           $(2.44)      $0.03      $(0.62)      $0.14       $0.48
                                                         -------       -----     -------       -----       -----
                                                     -----------------------------------------------------------
Weighted average number of shares
  used in computing Basic earnings (loss) per share       12,089      12,075      12,601      15,210      18,966
                                                          ------      ------      ------      ------      ------

Diluted earnings (loss) per share:
Before extraordinary item                                  (2.58)      (1.29)     $(0.63)      $0.12       $0.43
Extraordinary item                                          0.14        1.32        0.01         -           -

                                                     -----------------------------------------------------------
Diluted earnings (loss) per share                         $(2.44)      $0.03      $(0.62)      $0.12       $0.43
                                                     -----------------------------------------------------------
Weighted average number of shares
  used in computing Diluted earnings (loss) per share     12,089      12,075      12,601      17,951      21,387


Balance Sheet Data:
Cash and cash equivalents                                $17,094     $11,064      $6,876     $10,338     $20,222
Working capital (deficit)                                 26,117      14,386       9,611      20,062      21,028
Total assets                                              71,595      55,951      50,218      57,648      73,324
Long term debt                                            47,867      18,405      16,979      16,088       7,273
Total stockholders' equity (deficit)                      (3,371)      9,541       7,191      20,069      33,115




Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's financial statements and notes thereto. Certain matters discussed below and throughout this Annual Report are forward-looking statements that are based on the beliefs and assumptions made by the Company's management as well as information currently available to management. Such forward-looking statements may be identified by the use of the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties. Although the Company believes such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, actual results may differ materially from those described herein. Please read the section below entitled "Factors that may affect future results" to review conditions that the Company believes could cause actual results to differ materially from those contemplated by the forward-looking statements. The Company does not intend to update these forward-looking statements.

Results of Operations

The following table presents certain operational data from the Company's condensed statements of income as a percentage of total revenues for the years indicated:

                                                          1996                1997             1998
                                                          ----                ----             ----
Products                                                  35.1%              46.0%             52.4%
Consulting and other services                             64.9                54.0             47.6
                                                          ----                ----             ----
Total Revenues                                            100.0              100.0             100.0

Gross Profit                                              53.9                55.2             51.7

R&D, Gross                                                18.6                17.9             12.8
Total operating expenses                                  49.3                43.9             38.1

Operating Income                                          4.6%               11.2%             13.6%




Revenues. Total revenues in 1998 increased 59% to $71.0 million from $44.6 million in 1997, and $39.0 million in 1996. Revenues in Europe, primarily France, rose 126% to $43.0 million and represented 61% of total revenues compared with 43% in 1997. Revenues in North America increased 25% to $17.8 million, representing 25% of revenues in 1998 versus 32% in the prior year; revenues in Israel and other parts of the world declined 10% in 1998 to $10.2 million or 14% of total revenues compared with 25% in 1997.

Product revenues rose 81% in 1998 to $37.2 million, after increasing 50% in 1997 and 34% in 1996. The increase in product revenues in 1998 is due primarily to higher revenue from turnkey, fixed-price project sales, mainly related to the Company's year 2000 solution offering. Revenues from turnkey project contracts in 1998 amounted to $28.4 million compared with $9.0 million in 1997. License and other product revenues declined to $8.8 million in 1998 from $11.5 million in 1997. The Company believes that revenues from turnkey projects will represent a higher proportion of product revenues in the future as a result of the Company's strategy to provide complete solutions to a broad range of large-scale application development issues.

Consulting and other services revenues increased 41% to $33.8 million from $24.1 million in 1997 and $25.3 million in 1996. The increase in 1998 is primarily attributable to the acquisitions of Societe Auxilliaire d'informatique et de communication (hereinafter "SAIC") and InsureTech Alternatives, a 23% increase in the Company's professional consulting staff, and increases in average billing rates.

Gross Profit. Gross profit increased 49% to $36.7 million from $24.6 million in 1997 and $21.0 million in 1996. Gross margin was 51.7%, 55.2% and 53.9% in 1998, 1997 and 1996, respectively. Product revenue gross profit rose 53% in 1998 to $24.5 million from $16.0 million in 1997; product gross margin was 65.9% in 1998 compared with 78.2% in 1997. The decline in product gross margin is due principally to the higher proportion of comparatively lower gross margin turnkey project revenues versus license sales in the product revenue mix. Consulting and other services gross profit increased 43% to $12.2 million in 1998 from $8.6 million in 1997. Consulting and other services gross margin rose in 1998 to 36.1% from 35.5% in the prior year due mainly to higher average billing rates. The Company believes that product and consulting and other services gross margins are at the high end of the sustainable range and may decline in the future. Additionally, the relative proportions of product revenues and consulting and other services revenues in the total revenue mix may affect total gross margin in the future.

Research and Development. Research and development expenditures, before capitalization of software development costs and royalty-bearing grants, increased 14% in 1998 to $9.1 million from $8.0 million in 1997 and $7.2 million in 1996. The increase in research and development expenditures is due primarily to a 16% increase in engineering staff and higher subcontractor expenses both related mainly to the development of the Company's EuroMigration, e-commerce and enterprise application integration solution offerings.

A portion of the Company's R&D expenditures is funded by the Office of the Chief Scientist of the Government of Israel ("OCS") pursuant to programs entitling the Government to receive royalties on sales of products developed as a result of research projects so funded. R&D funding was $1.9 million in 1998 (21.2% of gross R&D expenditures) compared with $1.6 million (20.4% of gross R&D expenditures) in 1997. The Company expects that the percentage of funded R&D will decline in the future due principally to reductions in the Government of Israel's budget for such programs. Moreover, there can be no assurance that such grants will continue to be available or that the Company will receive any such grants. Termination or substantial reduction of such grants would have a material adverse effect on the Company's results of operations.

Royalties payable pursuant to these funding programs, included in cost of products, were $0.8 million and $0.5 million in 1998 and 1997, respectively. Software development costs capitalized were $3.0 million in 1998 compared with $3.1 million in 1997. Amortization of capitalized software development costs, included in cost of products, was $3.1 million in 1998 and $2.1 million in 1997. As a result of all of the above, net research and development expenditures rose 26% in 1998 to $4.1 million from $3.3 million in 1997.

The Company believes that a significant level of investment for research and development is essential for it to attain market leadership and for the long-term development of its business. Accordingly, the Company anticipates that it will continue to devote substantial resources to product research and development for the foreseeable future. However, there can be no assurance that the development of products will be successful or will not be rendered obsolete by future technology developments or acquisitions.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 41% to $22.9 million in 1998 from $16.3 million in 1997 and $16.8 million in 1996. Expressed as a percent of revenues, selling, general and administrative expenses declined to 32.3% in 1998 from 36.6% in 1997. The increase in selling, general and administrative expenses in 1998 is due principally to the expansion of direct operations in Europe (mainly France), further enhancement of marketing, product management and administrative infrastructure, and promotional activities related to the launch of the Sapiens' EuroMigration solution. The Company expects that its selling, general and administrative expenses will increase in 1999 to support continued revenue growth.

Net Income. Net income increased 114% to $9.7 million in 1998 from $4.5 million in 1997 and a net loss of $6.6 million in 1996. Preferred stock dividends in 1998 were $0.6 million compared with $2.4 million in 1997, including $0.2 million and $1.0 million, respectively, representing the amortization of the discount to the market price on the conversion of convertible preferred shares at the date of grant given to certain preferred shareholders. The Company expects that dividends on preferred shares will be lower in 1999 due mainly to the full year impact of conversions of preferred shares to common shares during 1998.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at the end of 1998 were $33.0 million compared with $23.1 million at the end of 1997 and $20.5 million at the end of 1996. Approximately $8.5 million of the Company's short-term investments were pledged as collateral for its short-term debt and sale-leaseback obligations compared with $10.9 million at the end of 1997. The decrease is due to primarily to the replacement of $2.4 million of credit line facilities secured by short-term investments with up to a total of $10 million of unsecured revolving credit facilities with four commercial banks.

Net cash provided by operations in 1998 was $17.6 million compared with net cash used in operations of $0.4 million in 1997 and $2.0 million in 1996. The increase in 1998 reflects higher accrued expenses, higher net income and lower trade receivables days sales outstanding.

Net cash used in investing activities was $7.3 million in 1998, $2.9 million in 1997 and $3.2 million in 1996. The increase in 1998 was due principally to the acquisition of SAIC, the repurchase of distribution rights in Italy, the purchase of the Component Integrator technology and to higher capital expenditures. Capital expenditures, which totaled $2.4 million in 1998, included investments in computer systems for research and development purposes, computer and communication systems for regional offices and a new accounting and financial reporting system.

Net cash used in financing activities totaled $0.1 million in 1998 compared with net cash provided by financing activities of $7.1 million and $1.1 million in 1997 and 1996, respectively. The decrease in 1998 is due mainly to the 1997 placement of $7.8 million (net proceeds) of convertible preferred shares. The Series D1, Series E and Series D2 Convertible Preferred Shares are convertible at the lower of a fixed conversion price or a price equal to 15% below the five-day average closing market price of the Company's common shares prior to the date of conversion. The Series D1, E and D2 Convertible Preferred Shares include five-year warrants to purchase one-half of the number of shares of common shares issued upon conversion of the Preferred Shares.

Management believes that available working capital and credit lines will be sufficient for the next 12 months to meet its operating requirements, the addition of research and development personnel, and marketing initiatives. Depending upon the Company's future growth and acquisition opportunities, the Company will consider from time to time various financing alternatives and may seek to raise additional capital though equity or debt financing or to enter into strategic arrangements.

Qualitative and Quantitative Disclosure About Market Risk

Market risks relating to the Company's operations result primarily from changes in exchange rates, interest rates or weak economic conditions in the markets in which the Company sells its products and services. These exposures are actively monitored by management. To manage the volatility relating to these exposures, the Company enters into various derivative transactions. The Company's objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in foreign currency rates and interest rates. It is the Company's policy and practice to use derivative financial instruments only to manage exposures. The Company does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

Foreign Currency Risk. The Company conducts business in various foreign currencies, primarily in Europe and to a lesser extent in Israel, Canada, Australia and Japan. The Company monitors its foreign currency exposure and, from time to time, will enter into currency forward contracts to hedge sales transactions. The Company uses such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency and anticipated costs to be incurred in a foreign currency. The Company seeks to minimize the risk that the fair value of sales of its products and services and cash flow required for the Company's expenses denominated in a currency other than the functional currency, the US dollar, will be affected by changes in exchange rates.

The following table summarizes the Company's foreign currency forward exchange agreements. The table presents the notional amounts (dollars in millions) and the weighted average exchange rates by expected (contractual) maturity dates of derivative instruments. Notional values and average contract rates are calculated based on forward rates at December 31, 1998.

                                                     Year Ending December 31,
                                                     ------------------------
                                            1999              2000              2001-03     Total
                                            ----              ----              -------     -----
Forward contracts to sell
 foreign currencies for U.S. dollars

French Francs
         Notional value                     $12.8             $2.3                 -         $15.1
         Average contract rate              5.866             5.636

German Marks
         Notional value                     $ 0.2             -                    -         $ 0.2
         Average contract rate              1.792



Interest Rate Risk. The Company's interest expenses are most sensitive to changes in the London Interbank Offered Rate (LIBOR) as its short-term borrowings bear a LIBOR based interest rate. Excess liquidity invested in short-term investments bears minimal interest rate risk.

At December 31, 1998, the Company had approximately $5.2 million outstanding on its revolving line of credit and short term credit agreements and $311 thousand recorded as long term lease obligations. The potential loss to the Company over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates of all applicable financial assets and liabilities on December 31, 1998 would be approximately $55 thousand.

Impact of Inflation

Inflation has not had a significant impact on the Company's operating results to date. However, a portion of the Company's expenses are paid in New Israel Shekels ("NIS") and are affected by changes in the Consumer Price Index in Israel ("Israel CPI"). If inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation, the US dollar value of the Company's Israel CPI-linked NIS expenses will increase.

Factors That May Affect Future Results

The Company operates globally in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of those risks and uncertainties that may have a material adverse effect on the Company's business, financial condition or results of operations.

The Company's business is characterized by relatively large projects or engagements that can have a significant impact on the Company's total revenue and cost of revenue from quarter to quarter. As a high percentage of the Company's expenses, particularly employee compensation, is relatively fixed, a variation in the timing of the initiation, progress or completion of projects or engagements, especially at or near the end of any quarter, can cause significant variations in operating results from quarter to quarter.

The Company's turnkey projects are generally sold as fixed-price contracts with delivery requirements spanning more than one year. If the Company's actual cost-to-complete of these projects differs significantly from the estimated cost-to-complete, there could be a material adverse effect on the Company's results of operations and financial position.

The market for software products and related services, in general, is highly competitive. The Company's principal competitors generally have significantly greater resources than the Company. Price reductions or declines in demand for the Company's solutions and services, whether as a result of competition, technological change, an increase in application development, reengineering or maintenance performed internally by the Company's customers or potential customers, or otherwise would have a material adverse effect on the Company's results of operations and financial position.

The operating results of many software and services companies reflect seasonal trends, and the Company expects to be affected by such trends in the future. Although the Company has not experienced consistent seasonal fluctuations in operational results to date, the Company believes that it is likely that it will experience relatively higher revenues in the fourth quarter due mainly to customers' annual purchasing and budgetary practices. To the extent future operations in Europe constitute a high percentage of the Company's total revenues, the Company anticipates that it may also experience relatively weaker demand in the third quarter as a result of reduced activities in Europe during the summer months.

Variations in the Company's revenue and operating results could occur as a result of a number of other factors, such as the budgeting and purchasing practices of its customers, the length of the customer product evaluation process, the timing of its customers' system conversions, the timing and cost of new product introductions and product enhancements, and the timing of any acquisitions and associated costs. Employee hiring and utilization rates may also affect the Company's revenues and results of operations.

The Company has experienced significant annual increases in revenue since 1996. This growth has placed, and if it continues will place, a significant strain on the Company's management, operations and resources. To accommodate its recent growth, the Company is implementing a variety of new or expanded business and financial systems, procedures and controls, including implementation of a global financial reporting and accounting system. There can be no assurance that the implementation of such systems, procedures, controls and other internal systems can be completed successfully. If the Company's growth continues, the Company will be required to hire and integrate large numbers of new employees. There can be no assurance that the Company will be able to successfully recruit and integrate new employees. Competition for highly skilled employees, including sales, technical and management personnel, is high in the software and services industry. The Company's failure to manage growth effectively, including its failure to attract talented employees or retain the services of key personnel, could have a material adverse effect on the Company's results of operations and financial position.

As part of its growth strategy, the Company may, from time to time, acquire or invest in complementary businesses, products or technologies. The Company's management frequently evaluates the tactical or strategic opportunity available related to complimentary businesses, products or technologies. The process of integrating an acquired company's business into the Company's operations may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition or investment will be realized. Future acquisitions or investments contemplated and/or consummated could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization expenses related to goodwill and other intangible assets, any of which could have a material adverse affect on the Company's operating results and financial condition.

Additional factors that may cause actual results to differ materially from management's expectations include industry specific factors; the Company's ability to continuously develop, introduce and deliver commercially viable solutions and technologies, and the market's rate of acceptance of the solutions offered by the Company; the Company's ability to keep pace with market changes and to compete successfully, and its ability to manage the competitive risks associated with the strategic alliances that it has entered into.

The Company sells products that focus specifically on organizations' business-critical applications including those related to specialized redevelopment issues such as the year 2000 and the adoption of the single European currency. The provisions of the Company's sales contracts limit its exposure to potential liability claims. Although the Company carries errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide the Company with adequate protection against any such claims. A significant liability claim against the Company could have a material adverse effect on the Company's results of operations and financial position.

As many computer systems and other equipment with embedded chips or processors use only two digits to represent the year, they may be unable to process accurately certain data before, during or after the year 2000. As a result, business and governmental entities are at risk for possible miscalculations or systems failures causing disruptions in their business operations. This is commonly known as the Year 2000 ("Y2K") issue. The Company has established an internal Year 2000 project team to coordinate the four phases of its internal project to assure its key automated systems and related processes will remain functional into the next millennium. Those phases include: (i) assessment,
(ii) remediation, (iii) testing and (iv) implementation of the necessary modifications. The Company's key automated systems consist of (a) internally developed computer applications, (b) hardware and equipment and (c) third-party-developed software. The Company has substantially completed the assessment and remediation phases of its internal Year 2000 project and expects to complete all phases of the project by mid 1999.

The Company is recording the costs of this project as they are incurred. Such expenses have not been and are not anticipated to be material to the Company's financial position or results of operations. Despite the Company's internal compliance efforts, Year 2000 issues faced by financial service organizations, suppliers and customers with which the Company interacts, could adversely affect the Company. There can be no assurance that the Company will be able to detect all potential failures of third party computer systems. A significant failure could have a material adverse impact on the Company's business, financial condition and results of operations.

The Company's share price, has been and will continue to be, subject to significant volatility. If revenues or earnings in any quarter fail to meet the investment community's expectations, there could be an immediate and significant impact on the Company's share price. The share price may also be affected by broader market trends or the economic and political situation in the markets in which the Company operates.

Item 10.      Directors and Officers of Registrant

The following table sets forth certain information regarding the executive officers and directors of the Company.


Name                                   Age      Position
----                                   ---      --------
Ron Zuckerman                          42       Chairman and Chief Executive Officer
Dan Falk                               54       President and Chief Operating Officer
Yehuda Doron                           47       Executive Vice President, Worldwide Sales
Shlomo (Shai) Sole                     48       Executive Vice President, Chief
                                                Technology Officer and Director
Lauri Hanover                          39       Executive Vice President and CFO
Steven Kronengold                      39       Executive Vice President, Secretary and
                                                General Counsel
Irit Machtey                           43       ExecutiveVice President, Human Resources
                                                and Administration
Harry Yuklea                           45       Executive Vice President, Business
                                                Development and Marketing


L. Robert Libutti (2)                  62       Director
Tsvi Misinai                           53       Director
Kenneth J. Bialkin (1)                 70       Director
Michel Berty (1) (2)                   59       Director
Harold H. Leach, Jr. (1)               45       Director
Holland Intertrust (Curacao) N.V. (3)           Director



1) Member of Compensation Committee
2) Member of Audit Committee
3) Holland Intertrust (Curacao) N.V. is a corporate body organized under the laws of the Netherlands Antilles. The Articles of Incorporation of the Company provide that a corporate body may be a member of the Board of Directors.

Ron Zuckerman is a founder of the Company and has been a director of the Company since May 1991. He has served as Chief Executive Officer of the Company since January 1995 and assumed the position of Chairman of the Board of Directors on January 1, 1998. Mr. Zuckerman served as Chief Operating Officer of the Company from its incorporation until April 1994.

Dan Falk will assume the position of President and Chief Operating Officer of the Company in July 1999. Mr. Falk has served as Executive Vice President of Orbotech Ltd. since 1995. From 1985 through 1995, he served as Orbotech's V.P. of Finance and Chief Financial Officer. Prior to joining Orbotech, Mr. Falk served in a wide range of management positions at Israel Discount Bank.

Yehuda Doron has served as Executive V.P., Worldwide Sales of the Company since April 1999. Mr. Doron previously served as Executive V.P. at Cheyenne Software. Prior to joining Cheyenne, he helped develop a software division at Texas Instruments.

Shlomo (Shai) Sole is a founder of the Company and has served as Chief Technology Officer since March 1997 and as a Director since May 1991. Mr. Sole served as Executive Vice President-Research & Development from April 1990 through December 1996. Since 1990, Mr. Sole has served as a director of Meister Software N.V. Mr. Sole worked at the Weizmann Institute of Science located in Rehovot, Israel (the "Weizmann Institute") as a researcher and member of the DB1 (former name of SAPIENS) development team.

Lauri Hanover has served as Chief Financial Officer of the Company since March 1997. Prior to joining the Company, Ms. Hanover served in a variety of capacities at Scitex Corporation Ltd. from 1984 to 1997, including Corporate Controller and Director of Corporate Budgeting.

Steven Kronengold has served as Vice President, Secretary and General Counsel of the Company since June 1995. Prior to joining the Company, Mr. Kronengold served as an associate at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps") from 1984 to 1995. In the period from September 1991 to June 1992, Mr. Kronengold was on leave from Skadden, Arps and served as law clerk to then Chief Justice Meir Shamgar of the Supreme Court of Israel.

Irit Machtey has served as Vice President, Human Resources of the Company since May 1996. Prior to joining the Company, Ms. Machtey served as Human Resources Manager of National Semiconductor I.C. from 1993 to 1996; as Manager of Human Resources and Administration for Teva Pharmaceutical Industries from 1989 to 1993; and as Manager of Training and Managerial Development of Tadiran, Ltd. from 1985 to 1986.

Harry Yuklea has served as the Company's Executive Vice President of Business Development and Marketing since January 1998. Prior to joining Sapiens, Mr. Yuklea served as Vice President of Business Development for Lannet Data Communication Ltd. and Madge Networks Ltd. from 1993 to 1997. He previously served as the Director of Business Development at Fibronics Ltd. from 1992 to 1993.

L. Robert Libutti has served as a director of the Company since August 1992 and served Chairman of the Board of Directors from January 1995 through December 1997. Since January 1992, Mr. Libutti has been employed as a private consultant. From 1988 to 1991, Mr. Libutti served as Programming Systems Director of Market Strategy for IBM in Somers, New York. From 1984 to 1988, Mr. Libutti served as Group Director of Market Development for IBM in Paris, France.

Tsvi Misinai is a founder of the Company and has served as a director since April 1990. Mr. Misinai served as President and Chief Technological Officer of the Company from its formation in 1990 through March 1997. Mr. Misinai is currently Chairman of NewFrame Corporation, Ltd., a software company based in Israel. Since 1990, Mr. Misinai has been a director of Meister Software N.V. Mr. Misinai worked at the Weizmann Institute, as an initiator and manager of the DB1 project.

Kenneth J. Bialkin has been a director of the Company since August 1992. Mr. Bialkin has been a partner at Skadden Arps for more than five years. Mr. Bialkin is a director of Travelers, Inc., OSHAP, Municipal Assistance Corporation for the City of New York, and Tecnomatix.

Michel Berty has served as a Director of the Company since March 1997. Mr. Berty served as Chairman and Chief Executive Officer of Cap Gemini America from 1993 through March 1997; and as General Secretary of the Cap Gemini Group from 1986 to 1993.

Harold H. Leach Jr. has served as a director of the Company since January 1996. Mr. Leach practiced general corporate law at the Boston law firm of Choate, Hall & Stewart from 1979 to 1992. In 1992, Mr. Leach retired as a partner of Choate, Hall & Stewart and co-founded Legal Computer Solutions, Inc., which develops intranet applications and other computer solutions for law firms and corporate legal departments.

Holland Intertrust (Curacao) N.V. is a corporate body organized and existing under the laws of the Netherlands Antilles. It has provided the Company with corporate related services since April 1990, including but not limited to serving as the Company's transfer agent and register, maintaining the corporate-related records of the Company, and filing various corporate documents with the governmental authorities in the Netherlands Antilles.

All directors of the Company are appointed by the General Meeting of Shareholders and hold office until suspended or dismissed by the General Meeting of Shareholders.

Executive officers are appointed by the Board of Directors of the Company and serve at the discretion of the Board of Directors.

By virtue of their beneficial ownership or deemed beneficial ownership of Common Shares the current directors and officers of the Company may be deemed to beneficially own approximately 16% of the outstanding Common Shares and will be in a position to control the election of the Company's directors and thus the direction and future operations of the Company.

There are no family relationships among the executive officers or directors of the Company. The Company has no current intent or plan to change its compensation arrangements with respect to directors for serving as directors.

Item 11.      Compensation of Directors and Officers

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 1998, to all directors and executive officers as a group for services in all capacities was $1,955,000 which includes amounts set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by the Company for automobiles made available to its officers or expenses (including business travel and professional and business association dues) reimbursed to such officers. The aggregate amount set aside or accrued by the Company during its fiscal year ended December 31, 1998, to provide pension, retirement and similar benefits for directors and executive officers of the Company was $255,000.

The Company has employment agreements with ten officers. The Company, in the ordinary course of its business, enters into confidentiality agreements with most of its technical personnel in Israel. The Company has entered into non-competition and confidentiality agreements with its Chief Executive Officer and Chief Technological Officer. The Company does not maintain key person life insurance on any of its executive officers.

Item 12.      Options to Purchase Securities from Registrant or Subsidiaries

Stock Option and Incentive Plan

On April 2, 1992, the Company adopted the 1992 Stock Option and Incentive Plan (the "1992 Stock Plan"), which was submitted for approval and approved in April, 1992, by the Company's shareholders, pursuant to which, officers, directors, and dey employees of the Company will be eligible to receive awards of stock options and restricted stock. The 1992 Stock Plan is administered by a committee (the "Committee"), established by the Company's Board of Directors. Options granted under the 1992 Stock Plan may be "incentive stock options" ("ISOs"), within the meaning of section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options ("non-Qualified Stock Options"). Restricted stock may be granted in addition to or in lieu of any other award granted under the 1992 Stock Plan.

In 1992, the Company reserved 500,000 Common Shares for issuance of awards under the 1992 Stock Plan. In February 1994, the shareholders adopted the resolution to increase the number of shares reserved for grant under the 1992 Stock Plan by an additional 1 million

Common Shares. In October 1995 and January 1997 the Company increased the number of shares available for grant under the 1992 Stock plan by an additional 1 million Common Shares each in order to retain and attract management and other key personnel essential to the Company's achievement of various performance milestones based on net operating profit, excluding extraordinary items. In March 1998 and October 1998 the Company increased the number of shares available for grant under the Plan by an additional 1 million Common Shares each for the purpose of attracting new talent to the Company.

Subject to the provisions of the 1992 Stock Plan, the Committee determines the type of award, when and to whom awards will be granted, and the number of shares covered by each award. The Committee also determines the terms, provisions, and kind of consideration payable (if any), with respect to awards. In addition, the Committee may authorize loans in connection with the exercise of options under the 1992 Stock Plan. The Committee has discretionary authority to interpret the 1992 Stock Plan and to adopt rules and regulations related thereto. In determining the persons to whom awards shall be granted and the number of shares covered by each award, the Committee takes into account the contribution to the management, growth and/or profitability of the business of the Company by the respective persons and such factors as the Committee shall deem relevant, including the length of employment of the respective persons, the nature of their responsibilities to the Company, and their flexibility with regard to location of their employment and other employment related factors.

An option may be granted on such terms and conditions as the Committee may approve, and generally may be exercised for a period of up to 10 years from the date of grant. Options granted under the 1992 Stock Plan vest and become exercisable in cumulative installments of 25% a year beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as the Committee may provide in the option agreement. The exercise price of such options generally will be not less than 100% of the fair market value per share of the Common Shares at the date of the grant. In the case of ISOs, certain limitations will apply with respect to the aggregate value of option shares which can become exercisable for the first time during any one calendar year, and certain additional limitations will apply to "Ten Percent Stockholders" (as defined in the 1992 Stock Plan). The Committee may provide for the payment of the option price in cash, by delivery of other Common Shares having a fair market value equal to such option exercise price, by a combination thereof or by any method in accordance with the terms of the option agreements. The 1992 Stock Plan contains special rules governing the time of exercise of options in the case of death, disability, or other termination of employment. Options are not transferable except by will or pursuant to applicable laws of descent and distribution upon death of the employee.

The 1992 Stock Plan also provides for the granting of restricted stock awards, which are awards of Common Shares that may not be disposed of, except by will or the laws of descent and distribution, for such period as the Committee determines (the "restricted period"). The Committee may also impose such other conditions and restrictions on the shares as it deems appropriate, including the satisfaction of performance criteria. The Committee may provide that such restrictions will lapse with respect to specified percentages of the awarded shares on successive anniversaries of the date of the award. During the restricted period, the grantee is entitled to receive dividends with respect to, and to vote the shares awarded to him or her. If, during the restricted period, the grantee's continuous employment with the Company terminates for any reason, any shares remaining subject to restrictions will be forfeited. The Committee has the authority to cancel any or all outstanding restrictions prior to the end of the restricted period, including cancellation of restrictions in connection with certain types of termination of employment.

As of December 31, 1998, options to purchase 3,489,981 Common Shares (1,942,000 of which were held by officers and directors) were outstanding with exercise and vesting dates beginning in June 1993 and expiring at various dates through December 2008. As of that date, the Company had granted restricted stock awards of 214,500 (8,775 of which were held by current and former officers and directors) to employees. As of December 31, 1997, all of the restricted shares had vested under the restricted stock awards. Restricted stock awards vested at various dates beginning in June 1993.

Item 13.      Interest of Management in Certain Transactions

None

                                    PART II

Item 14.      Description of Securities to be Registered

None

                                   PART III

Item 15.      Defaults Upon Senior Securities

None

Item 16.      Changes in Securities and Changes in Security for Registered
              Securities

None

                                    PART IV

Item 17.      Financial Statements

None

Item 18.      Financial Statements

The Financial Statements, included under Item 19 - "Financial Statements and Exhibits", are incorporated herein by reference.

Item 19.      Financial Statements and Exhibits

(a)      Financial Statements

1.       Independent Auditor's Report

2. Consolidated Balance Sheets as of December 31, 1997 and 1996.

3. Consolidated Statements of Operations and Cash Flows for the years ended December 31, 1997, 1996 and 1995.

4.       Notes to Consolidated Financial Statements

(b)      EXHIBITS

None

                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certified that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement (annual report) to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    SAPIENS INTERNATIONAL CORPORATION N.V.


                                            By: /s/ Steve Kronengold
                                                --------------------
                                                    Steve Kronengold
                                                    General Counsel


Date: June 1, 1999

                    SAPIENS INTERNATIONAL CORPORATION N.V.

                 FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998

                               IN U.S. DOLLARS

                                    INDEX

                                                                Page
                                                           --------------

Report of Independent Auditors                                  F - 2

Consolidated Balance Sheets                                 F - 3 - F - 4

Consolidated Statements of Operations                           F - 5

Statements of Changes in Shareholders' Equity               F - 6 - F - 8

Consolidated Statements of Cash Flows                      F - 9 - F - 10

Notes to the Financial Statements                          F - 11 - F - 31

                                - - - - - - - -

           ERNST & YOUNG  [LOGO]
        KOST FORER & GABBAY

                        REPORT OF INDEPENDENT AUDITORS

                 To the Board of Directors and Shareholders of

                    SAPIENS INTERNATIONAL CORPORATION N.V.



               We have audited the consolidated balance sheets of Sapiens International Corporation N.V. and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States.




Tel-Aviv, Israel                                  KOST FORER and GABBAY
January 25, 1999                          Certified Public Accountants (Israel)
                                         A Member of Ernst & Young International

                                        SAPIENS INTERNATIONAL CORPORATION N.V.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                                  December 31,
                                                                                      --------------------------------------
                                                                                           1997                  1998
                                                                                      ---------------       ---------------
                                                                                           U.S. dollars in thousands
                                                                                      -------------------------------------
     Assets

 Current assets:

 Cash and cash equivalents                                                                $  10,338             $  20,222
 Short-term investments including amounts pledged of
  $8,500 as of December 31, 1998
  (Note 3 and Note 10)                                                                       12,803                12,826
 Trade receivables (net of allowance for
  doubtful accounts of $ 1,278 and $2,057
  as of December 31, 1997 and 1998, respectively)                                            14,091                16,351
 Other receivables and prepaid expenses                                                       3,204                 4,180
                                                                                      ---------------       ---------------

 Total current assets                                                                        40,436                53,579
                                                                                      ---------------       ---------------

 Property and equipment, net (Note 4)                                                         4,428                 5,068
                                                                                      ---------------       ---------------

 Other assets:

 Capitalized software development costs, net
  of accumulated amortization of $7,795 and
  $10,854 as of December 31, 1997 and 1998,
  respectively (Note 5a)                                                                      9,114                 9,080
 Goodwill, net of accumulated amortization
  of $154 and $364 as of December 31, 1997
  and 1998, respectively (Note 5c)                                                              446                 3,077
 Other, net of accumulated amortization of $1,825 and
  $2,207 as of December 31, 1997
  and 1998, respectively (Note 5b)                                                            3,224                 2,520
                                                                                      ---------------       ---------------

 Total other assets                                                                          12,784                14,677
                                                                                      ---------------       ---------------

 Total assets                                                                             $  57,648             $  73,324
                                                                                      ===============       ===============



The accompanying notes are an integral part of the financial statements.

                                        SAPIENS INTERNATIONAL CORPORATION N.V.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                                   December 31,
                                                                                        ------------------------------------
                                                                                              1997               1998
                                                                                        -----------------   ---------------
                                                                                            U.S. dollars in thousands
                                                                                        -----------------------------------
   Liabilities and shareholders' equity

Current liabilities:

  Short-term bank debt (Note 7a)                                                             $  6,935            $  5,182
  Current maturities of long-term debt (Note 7b)                                                  950                  92
  Senior subordinated notes payable (Note 7b)                                                       -               8,743
  Trade payables                                                                                2,448               3,092
  Other liabilities and accrued expenses (Note 6)                                               8,560              12,401
  Deferred revenues                                                                             1,481               3,041
                                                                                        -----------------   ---------------

Total current liabilities                                                                      20,374              32,551
                                                                                        -----------------   ---------------

Long-term liabilities:

  Long-term debt (Note 7b)                                                                     16,088               7,273
  Other long-term liabilities (Note 8)                                                          1,117                 385
                                                                                        -----------------   ---------------

Total long-term liabilities                                                                    17,205               7,658
                                                                                        -----------------   ---------------

Shareholders' equity:

  Cumulative convertible
   preferred shares (authorized 608,000 par
   value Dutch Guilder 1) issued and
   outstanding 6,200 at December 31, 1997
   and 5,250 at December 31, 1998                                                                   4                   4
  Common shares (authorized
   40,000,000 par value Dutch Guilder 1);
   1997 - 18,534,000 issued and 18,321,000
   outstanding; 1998 - 20,264,423 issued                                                        7,200               7,996
   and 20,051,656 outstanding
  Additional paid-in capital                                                                   59,878              63,494
  Treasury shares                                                                              (2,423)             (2,423)
  Common shares accrued as dividends                                                              335                 720
  Accumulated other comprehensive income (loss)                                                (1,052)             (2,055)
  Accumulated deficit                                                                         (43,873)            (34,621)
                                                                                        -----------------   ---------------

Total shareholders' equity                                                                     20,069              33,115
                                                                                        -----------------   ---------------

Total liabilities and shareholders' equity                                                   $ 57,648            $ 73,324
                                                                                        =================   ===============



The accompanying notes are an integral part of the financial statements.

                                        SAPIENS INTERNATIONAL CORPORATION N.V.
CONSOLIDATED STATEMENTS OF OPERAIONS
--------------------------------------------------------------------------------

                                                                                       Year ended December 31,
                                                                            -----------------------------------------------
                                                                               1996             1997              1998
                                                                            ------------    --------------    -------------
                                                                                      U.S. dollars in thousands
                                                                            -----------------------------------------------
Revenues:
  Products                                                                  $   13,699        $ 20,507          $ 37,181
  Consulting and other services                                                 25,288          24,057            33,799
                                                                            ------------    --------------    -------------

Total revenues                                                                  38,987          44,564            70,980
                                                                            ------------    --------------    -------------

Cost of revenues:
  Products                                                                       1,473           4,473            12,690
  Consulting and other services                                                 16,511          15,507            21,611
                                                                            ------------    --------------    -------------

Total cost of revenues                                                          17,984          19,980            34,301
                                                                            ------------    --------------    -------------

Gross profit                                                                    21,003          24,584            36,679

Operating expenses:
  Research and development, net (Note 15c)                                       2,429           3,258             4,112
  Selling, general and administrative                                           16,781          16,316            22,921
                                                                            ------------    --------------    -------------

Total operating expenses                                                        19,210          19,574            27,033
                                                                            ------------    --------------    -------------

Operating income                                                                 1,793           5,010             9,646
Financial income, net                                                              198             107               457
Other expenses, net (Note 14a)                                                  (8,842)           (417)             (328)
                                                                            ------------    --------------    -------------

Income (loss) before income taxes                                               (6,851)          4,700             9,775
Income taxes                                                                        35              57                55
                                                                            ------------    --------------    -------------

                                                                                (6,886)          4,643             9,720
Share in losses of equity investments                                              150             203                 -
Minority interests in losses                                                       317             104                15
                                                                            ------------    --------------    -------------

Income (loss) before extraordinary item                                         (6,719)          4,544             9,735
Extraordinary item-gain on early extinguishment
  of debt (Note 15d and 15e)                                                        96               -                 -
                                                                            ------------    --------------    -------------
Net income (loss)                                                             $ (6,623)        $ 4,544           $ 9,735
                                                                            ============    ==============    =============

Dividends on preferred shares (Note 12h)                                      $ (1,211)       $ (2,406)          $  (645)
                                                                            ============    ==============    =============

Net income (loss) to shareholders of common shares                            $ (7,834)       $  2,138           $ 9,090
                                                                            ============    ==============    =============
Basic earnings (loss) per share
  before extraordinary item                                                  $   (0.63)       $   0.14           $  0.48
                                                                            ============    ==============    =============
Diluted earnings (loss) per share
  before extraordinary item                                                  $   (0.63)       $   0.12           $  0.43
                                                                            ============    ==============    =============
Basic earnings (loss) per share (Note 15e)                                   $   (0.62)       $   0.14           $  0.48
                                                                            ============    ==============
                                                                                                              =============
Diluted earnings (loss) per share (Note 15e)                                 $   (0.62)       $   0.12           $  0.43
                                                                            ============    ==============    =============




The accompanying notes are an integral part of the financial statements.

                                        SAPIENS INTERNATIONAL CORPORATION N.V.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                           Unearned
                                                                                                         compensation
                                                                         Additional                          from
                                           Preferred        Common         paid-in        Treasury        restricted
                                             shares         shares         capital         shares        share awards
                                           -----------    -----------    ------------    -----------    ---------------
                                                                                             U.S. dollars in thousands
                                           -------------------------------------------------------------------------------

Balance as of January 1, 1996                 $ 25        $ 4,166        $ 48,095        $ (2,283)          $ (578)
Comprehensive income (loss):
   Net loss                                      -              -              -               -                 -

   Other comprehensive income (loss):
    Unrealized gains on securities,
    net of reclassification
    adjustment                                   -              -              -               -                 -
    Foreign currency translation                 -              -              -               -                 -

   Other comprehensive loss                      -              -              -               -                 -

Comprehensive loss                               -              -              -               -                 -

Issue of Series A preferred shares               1              -            104               -                 -
Issue of Series B preferred shares
  in settlement of class action                203              -          3,297               -                 -
Issue of common shares in  settlement
  of class action                                -            322          1,678               -                 -
Conversion of Series A preferred
  shares to common shares                        -             50            (50)              -                 -
Purchase of treasury shares                      -              -              -            (140)                -
Employee stock options
  exercised                                      -             15             42               -                 -
Cancellation of restricted
  share awards                                   -              -           (578)              -               578
Compensation expense recorded       on
  issue of warrants                              -              -             20               -                 -
Cash dividends on preferred shares               -              -              -               -                 -
                                           -----------    -----------    ------------    -----------    ---------------

Balance as of December 31, 1996            $    229       $  4,553       $ 52,608        $ (2,423)           $   -
                                           ===========    ===========    ============    ===========    ===============

                                            Accumulated
                                               other
                                           comprehensive
                                               income          Accumulated
                                               (loss)            deficit          Total
                                           ---------------    --------------    ----------

                                           -----------------------------------------------

Balance as of January 1, 1996                 $ (668)          $ (39,216)         $ 9,541
Comprehensive income (loss):
   Net loss                                      -                (6,623)          (6,623)
                                                                                ----------
   Other comprehensive income (loss):
    Unrealized gains on securities,
    net of reclassification
    adjustment                                   26                     -              26
    Foreign currency translation                (84)                    -             (84)
                                                                                ----------
   Other comprehensive loss                      -                      -             (58)
                                                                                ----------
Comprehensive loss                               -                      -          (6,681)
                                                                                ----------
Issue of Series A preferred shares               -                      -             105
Issue of Series B preferred shares
  in settlement of class action                  -                      -           3,500
Issue of common shares in  settlement
of class action                                  -                      -           2,000
Conversion of Series A preferred
shares to common shares                          -                      -               -
Purchase of treasury shares                      -                      -            (140)
Employee stock options
  exercised                                      -                      -              57
Cancellation of restricted
  share awards                                   -                      -               -
Compensation expense recorded       on
issue of warrants                                -                      -              20
Cash dividends on preferred shares               -                (1,211)          (1,211)
                                           ---------------    --------------    ----------

Balance as of December 31, 1996               $ (726)          $ (47,050)        $  7,191
                                           ===============    ==============    ==========



The accompanying notes are an integral part of the financial statements.

                                        SAPIENS INTERNATIONAL CORPORATION N.V.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------


                                                                                                            Common
                                                                         Additional                         shares
                                        Preferred         Common          paid-in          Treasury       accrued as
                                          shares          shares          capital           shares         dividends
                                        -----------     -----------    ---------------    -----------    --------------
                                                                                            U.S. dollars in thousands
                                        -------------------------------------------------------------------------------

Balance as of January 1, 1997           $   229         $  4,553        $  52,608         $  (2,423)     $     -
Comprehensive income (loss):
   Net income                                 -               -                 -               -              -

   Other comprehensive income
    (loss):
    Unrealized gains on
      securities, net of                      -               -                 -               -              -
    reclassification adjustment
    Foreign currency translation              -               -                 -               -              -

   Other comprehensive loss                   -               -                 -               -              -

Comprehensive income

Issue of Series D1, D2 and E
  preferred shares                            4               -             7,770               -              -
Conversion of preferred shares to
  common shares:
   Series "A"                               (25)          1,660            (1,635)              -              -
   Series "B"                              (204)            296               (92)              -              -
   Series "D1"                                -             179              (179)              -              -
   Series "E"                                 -              32               (32)              -              -
Common shares issued in
  acquisition of distribution                 -              35               415               -              -
   rights
Additional shares issued in class
  action (Note 14a)                           -              65               (65)              -              -
Common shares issued as private
  placement expenses                          -              77               (77)              -              -
Employee stock options exercised              -             283               898               -              -
Compensation expense recorded
  on issue of warrants                        -               -                47               -              -
Cash dividends on preferred shares            -               -                 -               -              -
Common shares issued as
  dividends on Series B, D1, and E
  preferred shares                            -              20               220               -              -
Common shares accrued as
  dividends on preferred shares               -               -                 -               -            335
                                        -----------     -----------    ---------------    -----------    --------------

Balance as of December 31, 1997         $     4         $  7,200        $  59,878         $  (2,423)     $   335
                                        ===========     ===========    ===============    ===========    ==============

                                         Accumulated
                                            other
                                        comprehensive
                                            income          Accumulated
                                            (loss)            deficit          Total
                                        ---------------    --------------   ------------

                                        ------------------------------------------------

Balance as of January 1, 1997           $     (726)         $ (47,050)        $  7,191
Comprehensive income (loss):
   Net income                                   -              4,544             4,544
                                                                             ------------
   Other comprehensive income
    (loss):
    Unrealized gains on
      securities, net of                        -                -                   3
    reclassification adjustment
    Foreign currency translation                -                -                (329)
                                                                             ------------
   Other comprehensive loss                  (326)               -                (326)
                                                                             ------------
Comprehensive income                                                             4,218
                                                                             ------------
Issue of Series D1, D2 and E
  preferred shares                              -                -               7,774
Conversion of preferred shares to
  common shares:
   Series "A"                                   -                -                   -
   Series "B"                                   -                -                   -
   Series "D1"                                  -                -                   -
   Series "E"                                   -                -                   -
Common shares issued in
  acquisition of distribution                   -                -                 450
   rights
Additional shares issued in class
  action (Note 14a)                             -                -                   -
Common shares issued as private
  placement expenses                            -                -                   -
Employee stock options exercised                -                -               1,181
Compensation expense recorded
  on issue of warrants                          -                -                  47
Cash dividends on preferred shares              -                (792)            (792)
Common shares issued as
  dividends on Series B, D1, and E
  preferred shares                              -                (240)               -
Common shares accrued as
  dividends on preferred shares                 -                (335)               -
                                        ---------------    --------------    ------------

Balance as of December 31, 1997         $   (1,052)         $ (43,873)       $  20,069
                                        ===============    ==============    ============



The accompanying notes are an integral part of the financial statements.

                                        SAPIENS INTERNATIONAL CORPORATION N.V.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------



                                                                                                            Common
                                                                         Additional                         shares
                                        Preferred         Common           paid-in         Treasury       accrued as
                                          shares          shares          capital           shares         dividends
                                        -----------     -----------    ---------------    -----------    --------------
                                                                                            U.S. dollars in thousands
                                        ---------------------------------------------------------------------------------

Balance as of January 1, 1998               $ 4         $ 7,200          $ 59,878         $ (2,423)          $ 335
Comprehensive income (loss):
   Net income                                 -               -                 -               -                -

   Other comprehensive income
    (loss):
    Unrealized losses on
      securities, net of                      -               -                 -               -                -
      reclassification adjustment
    Foreign currency translation              -               -                 -               -                -

   Other comprehensive loss                   -               -                 -               -                -

Comprehensive income

Conversion of preferred shares to
 common shares:
   Series "D1"                                -              39               (39)              -                -
   Series "D2"                                -              71               (71)              -                -
Employee stock options exercised              -             500             1,821               -                -
Warrants exercised                            -              39               293               -                -
Compensation expense recorded
  on issue of warrants                        -               -                27               -                -
Common  shares  issued as dividends
   on Series D1,  and D2  preferred           -              12                86               -              (98)
   shares
Common shares accrued as
  dividends on preferred shares               -               -                 -               -              483
Shares issued  in  connection  to
  prior security issuance                     -              24               (24)              -                -
Shares issued in connection to
  purchase of acquisitions                    -             111             1,523               -                -
                                        -----------     -----------    ---------------    -----------    --------------

Balance as of December 31, 1998            $  4         $  7,996        $  63,494         $  (2,423)        $  720
                                        ===========     ===========    ===============    ===========    ==============


                                         Accumulated
                                            other
                                        comprehensive
                                            income          Accumulated
                                            (loss)            deficit          Total
                                        ---------------    --------------   ------------

                                        ------------------------------------------------

Balance as of January 1, 1998           $ (1,052)           $ (43,873)        $ 20,069
Comprehensive income (loss):
   Net income                                 -                 9,735            9,735
                                                                             -----------
   Other comprehensive income
    (loss):
    Unrealized losses on
      securities, net of                      -                     -              (51)
      reclassification adjustment
    Foreign currency translation              -                     -             (952)
                                                                             -----------
   Other comprehensive loss              (1,003)                    -           (1,003)
                                                                             -----------
Comprehensive income                                                             8,732
                                                                             -----------
Conversion of preferred shares to
 common shares:
   Series "D1"                                -                     -                -
   Series "D2"                                -                     -                -
Employee stock options exercised              -                     -            2,321
Warrants exercised                            -                     -              332
Compensation expense recorded
  on issue of warrants                        -                     -               27
Common  shares  issued as dividends
   on Series D1,  and D2  preferred           -                     -                -
   shares
Common shares accrued as
  dividends on preferred shares               -                  (483)               -
Shares   issued  in  connection  to
  prior security issuance                     -                  -                   -
Shares issued in connection to
  purchase of acquisitions                    -                  -               1,634
                                        ---------------    --------------    -----------

Balance as of December 31, 1998         $  (2,055)          $ (34,621)       $  33,115
                                        ===============    ==============    ===========



The accompanying notes are an integral part of the financial statements.

                                        SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                        Year ended December 31,
                                                                            ------------------------------------------------
                                                                                1996              1997             1998
                                                                            -------------     -------------    -------------
                                                                                       U.S. dollars in thousands
                                                                            ------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                                           $ (6,623)         $  4,544          $ 9,735

  Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
   Depreciation and amortization                                                 3,075             3,834            5,364
   Amortization on deferred gain on sale - leaseback transaction                  (169)             (276)            (223)
   Gain in value (and accrued interest) on short-term
     investments                                                                  (134)             (636)            (452)
   Share in losses of equity investments                                           150               203                -
   Loss (gain) on disposal of property and equipment                                24               217              (93)
   Writedown of capitalized software development costs                             101                 -                -
   Compensation expense related to restricted
     share awards and warrants issued                                               20                47               27
   Gain on early extinguishment of debt                                            (96)                -                -
   Issuance of shares in respect of class action settlement                      5,500                 -                -
   Changes in receivables and prepaid expenses                                   1,204            (4,133)            (928)
   Changes in payables and other liabilities                                    (5,058)           (4,178)           4,180
                                                                            -------------     -------------    -------------

Net cash provided by (used in) operating activities                             (2,006)             (378)          17,610
                                                                            -------------     -------------    -------------

Cash flows from investing activities:
  Purchase of property and equipment                                              (545)           (1,560)          (2,404)
  Increase in capitalized software development costs                            (3,000)           (3,092)          (3,025)
  Purchase of short-term investments                                            (5,375)           (3,280)          (4,620)
  Proceeds from sale of short-term investments                                   5,489             4,787            4,322
  Proceeds from sale of property and equipment                                     369               206               11
  Purchase of interest in and loans to affiliates                                 (131)                -                -
  Purchase of other assets                                                           -                 -             (613)
  Cash paid for purchase of SAIC
   (excluding cash and cash equivalents)(1)                                          -                 -           (1,002)
                                                                            -------------     -------------    -------------

Net cash provided by (used in) investing activities                             (3,193)           (2,939)          (7,331)
                                                                            -------------     -------------    -------------



The accompanying notes are an integral part of the financial statements.

                                        SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                        Year ended December 31,
                                                                            ------------------------------------------------
                                                                                1996              1997             1998
                                                                            -------------     -------------    -------------
                                                                                       U.S. dollars in thousands
                                                                            ------------------------------------------------
Cash flows from financing activities:
   Cash dividends on preferred shares                                             (914)             (792)               -
   Amortization of bond issuance costs                                              90               142              141
   Proceeds received on exercise of options                                         57             1,181            2,199
   Net proceeds from issuance of preferred shares                                    -             7,774                -
   Increase (decrease) in short-term bank debt                                   3,045               (99)          (1,753)
   Payment on long-term liabilities                                             (1,183)           (1,098)            (930)
   Payments received on long-term notes receivable                                   -                 -              224
                                                                            -------------     -------------    -------------

Net cash provided by (used in) financing activities                              1,095             7,108             (119)
                                                                            -------------     -------------    -------------

Effect of exchange rate changes on cash and cash equivalents                       (84)             (329)            (276)
                                                                            -------------     -------------    -------------

Net increase (decrease) in cash and cash equivalents                            (4,188)            3,462            9,884
Cash and cash equivalents at beginning of year                                  11,064             6,876           10,338
                                                                            -------------     -------------    -------------

Cash and cash equivalents at end of year                                      $  6,876          $ 10,338         $ 20,222
                                                                            =============     =============    =============

(1)      The net fair value of the assets acquired of SAIC
         (see Note 1b) was as follows:

         Working capital deficiency (excluding cash and cash
           equivalents)                                                                                              (215)
         Fixed assets                                                                                                  10
         Excess of cost over net fair values upon acquisition                                                       2,491
                                                                                                               -------------

                                                                                                                    2,286
         Less amounts financed by the issuance of shares
           (see Note 12g)                                                                                          (1,284)
                                                                                                               -------------

                                                                                                                  $ 1,002
                                                                                                               =============


                                        SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                        Year ended December 31,
                                                                            ------------------------------------------------
                                                                                1996              1997             1998
                                                                            -------------     -------------    -------------
                                                                                       U.S. dollars in thousands
                                                                            ------------------------------------------------

Supplemental cash flow information:
Cash paid during the year for:
    Interest                                                                $   1,645         $     1,758      $     1,055
                                                                            =============     =============    =============

    Income taxes                                                            $     227         $       146      $       407
                                                                            =============     =============    =============

Non-cash transactions:
Issue of cumulative convertible preferred shares in the
   framework of the Exchange Offer                                          $     105         $         -      $         -
                                                                            =============     =============    =============

Issue of common shares in exchange for distribution rights                  $       -         $       450      $         -
                                                                            =============     =============    =============

Investment in affiliate in exchange for reduction of
  debt                                                                      $       -         $       104      $         -
                                                                            =============     =============    =============

Common shares accrued as dividends                                          $     297          $      335      $       483
                                                                            =============     =============    =============

Common shares issued as dividends on preferred shares                       $       -          $      240      $        98
                                                                            =============     =============    =============

Repurchase of common shares in exchange for forgiveness of debt
                                                                            $     140         $         -      $         -
                                                                            =============     =============    =============

Issue of common shares in a purchase of subsidiary                          $         -       $         -      $     1,634
                                                                            =============     =============    =============


The accompanying notes are an integral part of the financial statements.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:       BUSINESS AND ORGANIZATION

              a.     General:

                     Sapiens is a leading provider of enterprise-wide solutions for the rapid development of scaleable mission-critical software applications. The Company provides comprehensive software solutions that substantially improve software developer productivity, reduce the cost of building and maintaining software applications, and preserve investment in legacy systems. These solutions integrate the Company's core rule-based object technology; efficient rapid application development (RAD) methodology; project management skills and comprehensive consulting expertise. The Company's solutions also are targeted at specialized software redevelopment problems, such as those related to the "year 2000" and the adoption of a single European currency.

              b.     Acquisition of companies:

                     In July 1998, the Company acquired all of the shares of Societe Auxilliaire d'informatique et de communication, a French corporation (hereafter -- SAIC). The total consideration was approximately $ 2 million (including $205 of costs related to the acquisition) of which 51% was paid in cash and 49% in Sapiens common stock (including 60,000 shares of common stock set aside in escrow as a contingent payment). An amount of $ 2,000 out of the total acquisition cost was attributed to goodwill and is being amortized over its estimated useful life. The acquisition agreement called for payment of an additional amount conditioned upon the actual performance of SAIC. Such payment will be recorded as additional goodwill, when it will become probable.

                     Pro-forma information in accordance with APB 16 has not been provided as the revenues of SAIC for 1997 and 1998 were not material in relation to total consolidated revenues.


NOTE 2:       SIGNIFICANT ACCOUNTING POLICIES

              a.     Use of estimates:

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


              b.     Financial statements in U.S. dollars:

                     The currency of the primary economic environment in which the operations of the Company and most of its subsidiaries are conducted is the U.S. dollar ("dollar"). Thus the dollar is the functional currency of the Company and most of its subsidiaries.

                     For the Company and its subsidiaries whose functional currency is the dollar, transactions and balances denominated in dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in the determination of net income or loss.

                     The financial statements of certain subsidiaries whose functional currency is their local currency are translated into dollars in accordance with the principles set forth in Statement No. 52 ("SFAS No. 52") of the Financial Accounting Standards Board of the United States. Assets and liabilities are translated using the year end rate of exchange; results of operations are translated at average exchange rates. The resulting aggregate translation adjustments are reported as a component of shareholders' equity.

              c.     Principles of consolidation:

                     The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries.

                     Intercompany balances and transactions have been eliminated.

              d.     Cash equivalents:

                     Cash equivalents consist of interest-bearing demand deposits, money market funds and highly liquid debt instruments originally purchased with a maturity of three months or less.

              e.     Marketable securities:

                     The Company applies SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".
                     Available-for-sale securities are carried at fair value.

                     Unrealized gains and losses for available-for-sale securities are presented as a separate component of shareholders' equity as other comprehensive income
                     (loss). Realized gains and losses are determined using specifically identified costs.

              f.     Property and equipment, net:

                     Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets:

                     Equipment and furniture       4 - 15 years
                     Computers and software        3 - 5 years
                     Motor vehicles                4 - 6 years
                     Leasehold improvements        (over the shorter of the term
                                                   of the lease or the estimated
                                                   useful life of the asset)

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


              g.     Capitalized software development costs:

                     Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to income as incurred. Based on the Company's product development process, technological feasibility is established upon the completion of a detailed program design. Costs incurred subsequent to the establishment of technological feasibility are capitalized.

                     Capitalized software costs are amortized by the greater of the amount computed using: (i) the ratio that current gross revenues from sales of the software bear to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the software product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

              h.     Other assets:

                     Other assets are stated at cost. Amortization is computed using the straight-line method as follows:

                     Prepaid royalties             15 years
                     Distribution rights           7 years
                     Bond issue costs              (over the duration of the
                                                   debt)
                     Acquired technology           8 years

              i.     Goodwill and other intangible assets:

                     Goodwill is amortized by the straight-line method over a period of up to ten years. The Company examines the realization of goodwill and other intangible assets annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. Any impairment loss is recognized in the statement of operations.

              j.     Revenue recognition:

                     Product revenues include software license sales, fixed-price contracts (which include the sale of software technology and services) and fees for the use of software. Revenues earned under software licensing agreements with end-users are recognized when evidence exists that the software has been delivered, payment is fixed or determinable, and due within one year, collectibility is probable, and there are no significant obligations remaining. Revenues from fixed-price contracts are recognized using the percentage of completion method based on the relationship of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Fees for the use of software are recognized when earned.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                     Consulting and other services revenue includes consulting, training and post contract maintenance services. Revenues from consulting and training services are recognized ratably over the contractual period or as services are performed. Maintenance revenues are recognized ratably over the term of the agreement.

                     Deferred revenues are comprised principally of advance payments under maintenance contracts.

              k.     Advertising expenses:

                     Advertising expenses are charged to income as incurred.

              l.     Royalty-bearing grants:

                     Royalty-bearing grants from the Government of Israel for funding of marketing activities and for research and development are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred.

              m.     Income taxes:

                     Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences and income tax credits. Temporary differences result primarily from differences between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established to reduce deferred tax assets to the amounts expected to be realized. Income tax expense consists of the taxes payable for the current period and the change during the period in deferred tax assets and liabilities.

              n.     Concentrations of credit risk:

                     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, short-term investments, trade receivables and notes receivable. The Company's cash and cash equivalents are invested in deposits with major international banks. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments. The Company has established an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and other information. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


              o.     Financial instruments:

                     The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. The carrying amounts of cash, receivables, short-term investments, long and short-term loans and accounts payable approximate fair values.

              p.     Derivatives:

                     Gains or losses related to qualifying hedges of firm commitments are deferred and included as part of the measurement of the results of the underlying hedged transactions.

              q.     Basic and diluted earnings (loss) per share:

                     Basic earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year including contingent shares. Diluted earnings per share is computed based on the weighted average number of common shares outstanding during each year, plus the dilutive potential of common shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share".

              r.     Stock-based compensation:

                     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), in accounting for its employee stock options plans. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                     The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation" with respect to warrants issued to non-employees. SFAS No. 123 requires use of option valuation models to measure the fair value of the warrants at the grant date.

              s.     Comprehensive income:

                     As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement has no impact on the Company's net income or shareholders' equity. With respect to the Company's financial statements, SFAS No. 130 requires unrealized gains or losses on the Company's available-for-sale securities and foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


              t.     Segment reporting:

                     The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", in 1997. SFAS No. 131 supercedes SFAS No. 14, replacing the "industry segment approach" with the "management approach", whereby companies report financial and descriptive information about their operating segments. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally and are subject to evaluation by the chief operating decision-maker in deciding the allocation of resources to segments.

              u.     Impact of recently issued accounting standards:

                     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings, unless specific hedge accounting cirteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, and must be applied to instruments issued, acquired, or substantively modified after December 31, 1997. The Company does not expect the adoption of the accounting pronouncement to have a material effect on its financial position or results of operations.

              v.     Reclassification:

                     Certain prior year amounts have been reclassified to conform with the current year's presentation.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 3:       SHORT-TERM INVESTMENTS

              At December 31, 1997 and 1998, a portion of the Company's short-term investments were classified as available-for-sale securities and were carried at fair value. Gross realized gains on sales of these securities included in earnings in 1996, 1997 and 1998 totaled $209, $343 and $ 328, respectively. Gross realized losses on sales of these securities in 1996, 1997 and 1998 totaled $189, $46 and $ 63, respectively.

              The aggregate fair value, gross unrealized holding gains, gross unrealized holding losses and amortized cost for securities at fair value by major security type at December 31, 1997 and 1998, are as follows:


                                                                              Gross            Gross
                                                           Amortized        unrealized       unrealized         Estimated
                                                             cost             gains            losses          fair value
                                                         --------------    -------------    -------------     --------------
                                                                                  U.S. dollars in thousands
                                                         -------------------------------------------------------------------
              December 31, 1997:

                 U.S. treasury securities                   $   3,732        $      -          $     -           $   3,732
                 Non-U.S. corporate debt
                  securities                                    9,068              85              (82)              9,071
                                                         --------------    -------------    -------------     --------------

                                                             $ 12,800         $    85           $  (82)           $ 12,803
                                                         ==============    =============    =============     ==============
              December 31, 1998:

                 U.S. treasury securities                   $   3,922        $      -          $     -            $  3,922
                 Non-U.S. corporate debt
                  securities                                    8,541             394              (31)              8,904
                                                         --------------    -------------    -------------     --------------

                                                             $ 12,463          $  394           $  (31)           $ 12,826
                                                         ==============    =============    =============     ==============


              The scheduled maturities of available-for-sale marketable securities as of December 31, 1998 are as follows:

                                                                                          Amortized            Estimated
                                                                                            cost               Fair value
                                                                                       ----------------     -----------------
                                                                                             U.S. dollars in thousands
                                                                                       --------------------------------------
              Due within one year                                                          $   6,729            $   7,033
              Due after one year through five years                                            5,591                5,641
              Due after five years                                                               143                  152
                                                                                       ----------------     -----------------

                                                                                            $ 12,463             $ 12,826
                                                                                       ================     =================

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 4:       PROPERTY AND EQUIPMENT


                                                                                                         Accumulated
                                                                             Cost                        depreciation
                                                                  ----------------------------    ----------------------------
                                                                          December 31                     December 31
                                                                  ----------------------------    ----------------------------
                                                                     1997            1998            1997            1998
                                                                  ------------    ------------    ------------    ------------
                                                                                   U.S. dollars in thousands
                                                                  ------------------------------------------------------------
              Equipment and furniture                              $   1,856       $   2,103       $    859        $    967
              Computers and software                                   6,823           7,858          4,413           5,063
              Motor vehicles                                             419             351            248             234
              Leasehold improvements                                   1,246           1,486            396             466
                                                                  ------------    ------------    ------------    ------------

                                                                    $ 10,344        $ 11,798        $ 5,916         $ 6,730
                                                                  ============    ============    ============    ============


              Depreciation expense totaled $1,588, $1,476 and $1,670 for the years ended December 31, 1996, 1997 and 1998, respectively.


NOTE 5:       OTHER LONG-TERM ASSETS

              a. Amortization expense for capitalized software development costs for 1996, 1997 and 1998 was $1,256, $2,129 and
                     $3,059, respectively. Amortization expense is included in cost of products.

              b. Other assets, net of amortization, are comprised of the following:

                                                                                                    Accumulated
                                                                        Cost                        amortization
                                                            -----------------------------    -----------------------------
                                                                    December 31                      December 31
                                                            -----------------------------    -----------------------------
                                                               1997             1998             1997            1998
                                                            ------------     ------------    -------------    ------------
                                                                              U.S. dollars in thousands
                                                            --------------------------------------------------------------

                     Note receivable (1)                    $     896        $       -      $        -       $        -
                     Prepaid royalties                          2,001            2,001             629              761
                     Bond issuance costs                        1,279            1,279             996            1,137
                     Other assets                                 873            1,447             200              309
                                                            ------------     ------------    -------------    ------------

                                                             $  5,049         $  4,727        $  1,825         $  2,207
                                                            ============     ============    =============    ============

                     (1) Reclassified in 1998 to other receivables due to maturity.

                     Amortization of other assets charged to expense was $252, $313 and $382 for the years 1996, 1997 and 1998, respectively.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


              c. Goodwill amortization amounted to $60, $60 and $210 for the years 1996, 1997 and 1998, respectively.

NOTE 6:       OTHER LIABILITIES AND ACCRUED EXPENSES

                                                                         December 31,
                                                                --------------------------------
                                                                    1997              1998
                                                                --------------    --------------
                                                                  U.S. dollars in thousands
                                                                --------------------------------

              Employee and related payroll accruals                $  2,798         $   2,772
              Sales and other taxes payable                           2,174             3,420
              Interest payable                                          115               186
              Accrued expenses                                        3,473             6,023
                                                                --------------    --------------

                                                                   $  8,560          $ 12,401
                                                                ==============    ==============

NOTE 7:       DEBT

              a.       Short-term debt:

                       The Company's short-term debt is comprised of revolving credit agreements, with maturities of less than three months. Borrowings under these agreements bear interest at rates ranging between the London Interbank Offered Rate plus 1.25% to plus 3% and on New Israeli Shekel ("NIS") borrowings, generally, at the prime rate of interest in Israel plus 1%. The agreements require that the Company pledge cash or short-term investments as collateral for its borrowings under these agreements. (See Note 10).

                       In 1998, the Company established credit line facilities for borrowings of up to a total of $ 10 million. Under the terms of these credit line agreements, the Company is not required to pledge assets, but is required to maintain certain financial ratios. Borrowings under these agreements bear interest at rates ranging between the London Interbank Offered Rate plus 0.75% to plus 1%.

              b.       Long-term debt:

                                                                                                                December 31,
                                                                     Rate of                              --------------------------
                                                                     interest          Maturity             1997           1998
                                                                    -----------    ------------------    -----------    ------------
                                                                                                               U.S. dollars in
                                                                        %                                           thousands
                                                                    -----------                          --------------------------

                       Convertible subordinated notes                                September 20,
                       ("Old Notes" - conversion price $ 32                              2003
                       per common share)                                5                                   $ 6,930      $ 6,930
                       Senior subordinated notes                                      December 31,
                          ("New Notes") (1)                             10                1999                9,538            -
                       Capital lease obligations (Note 9)                                                       381          311
                       Other loans                                    5 - 8                                     189          124
                                                                                                         -----------    ------------

                                                                                                             17,038        7,365
                       Less - current maturities                                                               (950)         (92)
                                                                                                         -----------    ------------

                                                                                                           $ 16,088      $ 7,273
                                                                                                         ===========    ============

                       (1) Reclassified to current maturities at December 31, 1998.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


              Long-term debt maturities after December 31, 1998 are as follows (U.S. dollars in thousands):

              1999                              $       92
              2000                                      70
              2001                                      47
              2002                                      47
              Thereafter                             7,017
                                            --------------------

                                                   $ 7,273
                                            ====================

              Interest expense was $ 1.0 million, $1.1 million and $ 1.0 million for the years 1996, 1997 and 1998, respectively.

NOTE 8:       OTHER LONG-TERM LIABILITIES

                                                                                  December 31,
                                                                        ---------------------------------
                                                                            1997               1998
                                                                        --------------     --------------
                                                                           U.S. dollars in thousands
                                                                        ---------------------------------
              Deferred gain on sale - leaseback (1)                        $    609             $  385
              Provision for losses of an affiliate                              334                  -
              Other                                                             174                  -
                                                                        --------------     --------------

                                                                            $ 1,117             $  385
                                                                        ==============     ==============

              (1) In 1995, the Company entered into a sale-leaseback transaction on a facility, which resulted in a gain of $1,165. Under the sale-leaseback transaction, the Company deferred and is amortizing the gain over the lease term of five years. The Company has the option to renew the lease for five additional years.


NOTE 9:       COMMITMENTS AND CONTINGENT LIABILITIES

              a. The Company partially finances its research and development expenditures under programs sponsored by the Office of the Chief Scientist ("OCS") of Israel for the support of research and development activities conducted in that country.

                     In exchange for participation in the programs by the OCS, the Company agreed to pay 3%-5% of total net sales of software developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100%-150% of the grant provided by the OCS, linked to the dollar. Repayment of such grants is not required in the event that there are no sales of products developed within the framework of such funded programs.

                     As of December 31, 1998, the Company had a contingent liability to pay royalties of approximately $ 11.4 million.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


              b. The Company leases various office equipment, office space, and motor vehicles through operating and capital leases. Future minimum lease payments for the next five years and thereafter are as follows:

                                                                                            Operating          Capital
                                                                                             leases             leases
                                                                                          --------------    ---------------
                                                                                             U.S. dollars in thousands
                                                                                          ---------------------------------

                    1999                                                                     $  1,600           $    38
                    2000                                                                        1,625                42
                    2001                                                                        1,230                47
                    2002                                                                          919                47
                    2003 and thereafter                                                             -               138
                                                                                          --------------    ---------------
                    Total future minimum lease payments                                      $  5,374               312
                                                                                          ==============
                    Less - amount representing interest                                                               1
                                                                                                            ---------------

                    Principal payments remaining on capital lease obligations                                    $  311
                                                                                                            ===============

                    Rent expense for the years ended December 31, 1996, 1997 and 1998 was $1,273, $1,218 and $1,358, respectively.


NOTE 10:      SECURITY INTERESTS AND PLEDGES

              In connection with the Senior Subordinated Notes, the Company has pledged $ 3.4 million of its short-term investments in favor of Chase Manhattan Bank.

              The Company has also pledged $ 3.4 million of its short-term investments as collateral for certain short-term debt.

              All of the Company's leased assets are pledged to the finance companies that provided the lease financing.

              The Company also purchased bank guarantees in the amount of $
              1.7 million as security for the building that was sold and leased back in 1995.


NOTE 11:      INCOME TAXES

              At December 31, 1998, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $9,460, which are available to offset future federal taxable income and expire in years 2008 to 2012 and tax credits of $716, which generally expire in 2002 to 2010. In addition, the Company had net operating loss carryforwards relating to non-U.S. subsidiaries totaling approximately $18,442, which are available to offset future taxable income. Generally, such amounts expire in years 1999 to 2002, or, in some cases, have no expiration dates.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

              The subsidiaries incorporated in Israel have been granted "Approved Enterprise" status which entitles them to a four-year tax holiday beginning from the first year in which the companies have accumulated taxable income.

              The income tax effect of temporary differences that result in recognition of deferred tax assets and liabilities at December 31, 1997 and 1998 are presented below.


                                                                 December 31, 1997                   December 31, 1998
                                                           -------------------------------     ------------------------------
                                                             Current         Non-current        Current        Non-current
                                                           ------------     --------------     -----------    ---------------
                                                                               U.S. dollars in thousands
                                                           ------------------------------------------------------------------
              Deferred tax assets:
              Net operating losses carryforward            $      -            $ 12,450        $     -           $ 11,135
              Tax credits carryforward                            -                 716              -                716
              Other temporary differences                       356                 147            613                196
                                                           ------------     --------------     -----------    ---------------

              Gross deferred tax assets                         356              13,313            613             12,047
              Less - valuation allowance                       (356)            (13,313)          (287)           (12,047)
                                                           ------------     --------------     -----------    ---------------

              Net deferred tax asset (liability)           $      -          $        -        $   326         $        -
                                                           ============     ==============     ===========    ===============

              The Company has provided a valuation allowance against substantially all of the deferred tax assets in respect of its tax losses carryforward and other temporary differences due to a history of losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

              Provisions for income tax expense are comprised of the following:

                                                                                     Year ended December 31,
                                                                         -------------------------------------------------
                                                                             1996              1997              1998
                                                                         --------------    --------------    -------------
                                                                                    U.S. dollars in thousands
                                                                         -------------------------------------------------
              Current (foreign)                                              $ 127            $  141            $  381
              Deferred (foreign)                                               (92)              (84)             (326)
                                                                         --------------    --------------    -------------

                                                                             $  35           $    57            $   55
                                                                         ==============    ==============    =============

              The Company is not subject to income taxes in the Netherlands Antilles. All of the Company's provision for taxes on income relates to operations in jurisdictions other than the Netherlands Antilles. The effective income tax rate varies from period to period because each jurisdiction in which the Company operates has its own system of taxation (not only with respect to the nominal rate, but also with respect to the allowance of deductions, credits and other benefits). In addition, the provision for income taxes for the fiscal years ended December 31, 1996, 1997 and 1998, does not include the recognition of deferred tax assets relating to the net operating losses of the Company's subsidiaries worldwide. The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 12:      SHAREHOLDERS' EQUITY

              a. In connection with the Exchange Offer, (see Note 15d), the Company issued 39,390 and 350 shares of Series A convertible preferred shares on December 21, 1995 and on June 30, 1996, respectively. As of December 31, 1997 all of the Series A convertible preferred shares had been converted to common shares at the conversion price of $
                     3.50 per share.

              b. In December 1996, in connection with the Class Action Settlement Stipulation (see Note 14a), the Company issued 554,017 common shares and 350,000 Series B convertible preferred shares (with a $ 10 principal and liquidation value). The Company issued an additional 134,155 common shares in January 1997 pursuant to an adjustment provision in the Settlement Stipulation. As of December 31, 1997, all of the Series B convertible preferred shares had been converted to common shares at the conversion price of $ 5.91 per share.

              c. In February 1997, the Company completed a $ 4,000 private placement of 4,000 of Series D1 convertible preferred shares ("the Series D1 preferred shares"). The Series D1 preferred shares are convertible into the Company's common shares at a price not to exceed the lower of $ 5.95 per share or 15% below the market value of the common share during a specified period of time. For each common share issued to the investors, upon conversion of their Series D1 shares, the investors will receive a warrant to purchase
                     0.5 common shares at an exercise price of $ 4.28 per share. The Company has the option to redeem the shares in cash or in common shares at the end of five years from the date of issuance.

                     In March 1997, the Company issued an additional 2,000 of Series E convertible preferred shares, ("the Series E preferred shares") for $2,000. The Series E preferred shares are convertible into the Company's common shares at a price not to exceed the lower of $4.50 per share or 15% below the market value of the common share during a specified period of time. For each common share issued to the investors upon conversion of their Series E preferred shares, the investors will receive a warrant to purchase
                     0.5 common shares at an exercise price of $ 4.75 per share. The Company has the option to redeem the shares in cash or in common shares at the end of five years from the date of issuance.

                     In August 1997, the Company issued an additional 2,000 of Series D2 convertible preferred shares ("the Series D2 preferred shares") for $2,000. The Series D2 preferred shares are convertible into the Company's common shares at a price not to exceed the lower of $ 7.30 per share or 15% below the market value of the common share during a specified period of time. For each common share issued to the investors upon conversion of their Series D2 preferred shares, the investors will receive a warrant to purchase 0.5 common shares at an exercise price of $ 9.73 per share. The Company has the option to redeem the shares in cash or in common shares at the end of five years from the date of issuance.

                     As of December 31, 1998, 1,750 Series D1, 700 Series D2 and 300 Series E preferred shares had been converted to common shares at the respective conversion prices and, as a result, 644,566 common shares and warrants to purchase 322,283 common shares were issued, of which 76,095 were exercised in 1998 at an exercise price of $ 4.28.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


              d. The following is a summary of the preferred shares as of December 31, 1998 giving effect to the above changes:

                                                                                    December 31, 1998
                                                               ------------------------------------------------------------
                                                                                                          U.S. dollars in
                                                                          Number of shares                   thousands
                                                               ---------------------------------------    -----------------
                                                                  Authorized          Outstanding            Fair Value
                                                               ----------------     ------------------    -----------------
                     Series A                                        100,000                    -                     -
                     Series B                                        500,000                    -                     -
                     Series D1                                         4,000                2,250               $ 2,250
                     Series D2                                         2,000                1,300                 1,300
                     Series E                                          2,000                1,700                 1,700
                                                               ----------------     ------------------    -----------------

                                                                     608,000                5,250               $ 5,250
                                                               ================     ==================    =================

              e. In 1997, the Company issued 144,000 common shares to the placement agents in connection with the private placement transactions.

              f. In February 1998, the Company issued 50,000 common shares in connection with the purchase of 80% of InsureTech Alternatives Inc.

              g. In July 1998, the Company issued 171,300 common shares in connection with the purchase of SAIC (see Note 1b).

              h.     Dividends:

                     In 1996 and in 1997 the Company paid dividends on its Series A and Series B convertible preferred shares in the amount of $ 1,211, and $ 967, respectively. In 1996 these dividends were paid in cash and in 1997, $ 792 was paid in cash and $ 175 was paid by the issuance of 37,327 common shares.

                     Additionally in 1997, the Company issued 14,658 common shares in respect of $ 65 in dividends on its Series D1 and E preferred shares. These dividends are only paid at the time of conversion of the Series D1 and E preferred shares.

                     In 1998, the Company accrued dividends to be paid in the form of common stock on its series D1, D2 and E preferred stock, in the amount of $ 483, of which $ 61, was paid by the issuance of 14,310 common shares. Additionally, the Company issued 9,539 common shares in respect of $ 37 in dividends, which were accrued in 1997.

                     Included in the amount of dividends on preferred shares in 1997 and in 1998 is the amortization of the discount to the market price on the conversion of convertible shares at the date of the grant given to Series D1, D2 and E preferred shareholders in the amount of $ 1,038 and $ 162, respectively. Combined, this amount represents 15% of the market value of the share at the date of the grant of the convertible securities, multiplied by the number of convertible securities issued. This amount is a charge for Earnings Per Share calculations only.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


              i.     Stock option plan:

                     Stock options granted under the Company's 1992 Stock Option and Incentive Plan ("the Plan") are exercisable at the fair market value at date of grant and, subject to termination of employment, expire ten years from the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant. In January 1997 and in October 1998, the Company increased the number of shares available for grant by an additional 1,000,000 shares and approved grants of such shares, on each of those dates respectively.

                     The new grants vest in equal installments over a period of four years. Options granted to certain management members include accelerated vesting provisions in the event the Company achieves various performance milestones based on net operating profit excluding extraordinary items.

                     In 1998, 992,950 employee options to purchase common shares were exercised, and the Company received proceeds in the amount of approximately $2.2 million.

                     A summary of the stock options activities in 1996, 1997 and 1998 is as follows:

                                                                     Year ended December 31,
                                         -----------------------------------------------------------------------------------
                                                 1996                          1997                         1998
                                         -----------------------------------------------------------------------------------
                                                        Exercise                      Exercise                      Exercise
                                           Amount         price         Amount         price          Amount         price
                                         -----------   ----------    -----------     ------------  -----------    ------------
                     Outstanding at
                       January 1          2,143,169       $ 2.25       1,803,456      $ 2.25         3,034,631    $ 2.25-2.68

                    Granted                 142,625       $ 2.25       1,827,900      $ 2.25-2.68    1,547,500    $ 3.375-6.875
                    Exercised               (25,250)      $ 2.25        (504,650)     $ 2.25          (992,950)   $ 2.25-2.68
                    Canceled               (457,088)      $ 2.25         (92,075)     $ 2.25           (99,200)   $ 2.25-2.68
                                          -----------    ---------    ------------   -------------- ------------ --------------

                    Outstanding at
                       December 31        1,803,456       $ 2.25       3,034,631      $ 2.25 - 2.68  3,489,981    $ 2.25-6.875
                                          ===========    =========    ============   ============== ============ ==============




                     The amount of options exercisable as of December 31, 1996, 1997 and 1998 was 694,549, 1,884,507 and 2,695,000,
                     respectively.

                     The weighted average exercise price of the options outstanding at December 31, 1996, 1997 and 1998 was $2.25, $ 2.39 and $4.05, respectively, with a weighted average expected life of 8 years.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                     Under SFAS No. 123, pro forma information regarding net income and earnings per share is required as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1996, 1997 and 1998: risk-free interest rates of 5%, dividend yields of 0%, volatility factors of the expected market price of the Company's common shares of 0.874, 0.517 and 0.465, respectively and a weighted-average expected life of the options of 10 years.

                     The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

                     The weighted-average fair value of the options at their grant dates in 1996, 1997 and 1998 was $0.91, $1.83 and
                     $2.02, respectively.

                     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until the year 2002.

                     Pro forma information under SFAS No. 123:

                                                                                      Year ended December 31,
                                                                         --------------------------------------------------
                                                                             1996              1997               1998
                                                                         -------------     --------------     -------------
                                                                                     U.S. dollars in thousands
                                                                         --------------------------------------------------
                    Net income (loss) as reported                          $ (7,834)          $ 2,138            $ 9,090
                                                                         =============     ==============     =============

                    Pro forma net income (loss)                            $ (8,341)         $    795            $ 6,713
                                                                         =============     ==============     =============

                    Pro forma basic earnings (loss) per share             $  (0.66)           $  0.05            $  0.35
                                                                         =============     ==============     =============

                    Pro forma diluted earnings (loss) per share           $  (0.66)           $  0.04            $  0.30
                                                                         =============     ==============     =============

              j.     Warrants:

                     In 1996 and in 1997, the Company granted warrants to service providers at an exercise price ranging between $
                     2.00 to $ 3.50 per share (the market value of the share at the grant date). As required by SFAS No. 123, these warrants were measured at fair value (according to the Black-Scholes option pricing model) and are expensed accordingly.

                     The weighted-average fair value of the warrants granted in 1996 and in 1997 was $ 1.00 and $ 1.47, respectively.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                     In 1997, the Company issued 787,000 warrants to the placement agents in connection with the private placements implemented at an exercise price ranging from $ 2.00 to $ 3.50. As of December 31, 1998, 3,100 warrants had been exercised.


NOTE 13:      EMPLOYEE RIGHTS UPON RETIREMENT

              The Company has various defined contribution plans for employees of its subsidiaries around the world. Most of the plans are those required according to the laws of the country in which the subsidiary operates. Contributions made under the plans are invested with financial institutions. Benefits under the plans are based on contributions from employees and the Company and earnings on insurance contracts or other investment instruments in which the contributions are invested.

              Expense for contributions made to these plans was $455, $ 497 and $786 for 1996, 1997 and 1998, respectively.


NOTE 14:      LEGAL PROCEEDINGS

              a.     Class Action:

                     On November 26, 1996, plaintiffs, the Company and certain other defendants entered into a Stipulation of Settlement ("the Settlement Stipulation") pertaining to five purported shareholder class actions entitled, In re Sapiens Securities Litigation, 94 Civ. 3315 (RPP), which were filed against the Company and certain of its officers and directors in the United States District Court for the Southern District of New York in May 1994 ("the Securities Class Action"). The Settlement Stipulation provided for the release of any claims against the Company and the other settling defendants in exchange for payment of $ 3 million in cash, $ 2 million in common shares and $ 3.5 million in Cumulative Convertible Series B Preferred Shares (with a principal value of $ 10 per share). In November 1996, the Court approved the Settlement Stipulation and the Company recorded a charge in the amount of $ 8.8 million including $ 300,000 in related costs, which are included in "Other expenses, net".

              b. On October 25, 1996, three holders of the Company's convertible subordinated notes ("the Notes") commenced an action against the Company in the United States District Court for the Southern District of New York, captioned Sloane Overseas Fund, Ltd., et al. v. Sapiens International Corporation, et al., 95 Civ. 9165 (RPP) ("the Noteholder Action"). The complaint in the Noteholder Action alleged that the Company violated Section 10(b) of the Securities Exchange Act of 1934 and Section 12(2) of the Securities Act of 1933, and engaged in common law fraud. On July 30, 1997, the Company settled the Noteholder Action in consideration for an aggregate settlement payment of $200,000.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 15: SELECTED STATEMENT OF OPERATIONS DATA

                  a.       Geographical information:

                                                                                    Year ended December 31,
                                                                      -----------------------------------------------------
                                                                          1996               1997                1998
                                                                      --------------     --------------      --------------
                                                                                   U.S. dollars in thousands
                                                                      -----------------------------------------------------
                          1.  Revenues:
                              U.K.                                       $  7,122            $ 9,200            $ 10,970
                              France                                          953              5,037              25,212
                              North America                                13,045             14,168              17,765
                              Israel                                        5,883              7,756               8,285
                              All other                                    11,984              8,403               8,748
                                                                      --------------     --------------      --------------

                                                                         $ 38,987           $ 44,564            $ 70,980
                                                                      ==============     ==============      ==============


                                                                                                   December 31,
                                                                                         ----------------------------------
                                                                                             1997                1998
                                                                                         --------------      --------------
                                                                                             U.S. dollars in thousands
                                                                                         ----------------------------------

                          2.  Long-lived assets:
                              France                                                      $     482            $  2,996
                              Netherlands Antilles                                            3,285               2,324
                              Israel                                                         12,445              13,426
                              All other                                                       1,000                 999
                                                                                         --------------      --------------

                                                                                           $ 17,212            $ 19,745
                                                                                         ==============      ==============


              b. Major customer:

                     In 1998, revenues from one customer represented approximately 28% of the Company's total revenues that year.

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


              c. Research and development costs:

                                                                                    Year ended December 31,
                                                                      -----------------------------------------------------
                                                                          1996               1997                1998
                                                                      --------------     --------------      --------------
                                                                                   U.S. dollars in thousands
                                                                      -----------------------------------------------------
                    Total costs                                          $  7,244           $  7,974            $  9,054

                    Less - capitalized software
                    development costs                                      (3,000)            (3,092)             (3,025)
                    Less - royalty-bearing grants                          (1,815)            (1,624)             (1,917)
                                                                      --------------     --------------      --------------

                    Research and development costs, net                  $  2,429            $ 3,258            $  4,112
                                                                      ==============     ==============      ==============

              d. Extraordinary item - early extinguishment of debt:

                     The Company has realized an extraordinary gain resulting from the Exchange Offer for its 5% convertible subordinated notes (the "Old Notes"), due in 2003, in the amount of $ 96 in 1996, net of income taxes. Under the relevant tax provisions of Netherlands Antilles Law, the Company incurred no taxes in connection with the Exchange
                     Offer.

              e. Earnings (loss) per share data:

                     1.     Basic earnings (loss) per share:

                                                                                        Year ended December 31,
                                                                             ----------------------------------------------
                                                                                1996             1997             1998
                                                                             ------------    --------------    ------------
                             Before extraordinary item                         $ (0.63)         $ 0.14            $ 0.48
                             Extraordinary item                                   0.01            -                 -
                                                                             ------------    --------------    ------------

                            Basic earnings (loss) per share                    $ (0.62)         $ 0.14            $ 0.48
                                                                             ============    ==============    ============

                     2.     Diluted earnings (loss) per share:


                            Before extraordinary item                          $ (0.63)         $ 0.12            $ 0.43
                            Extraordinary item                                    0.01            -                 -
                                                                             ------------    --------------    -----------

                            Diluted earnings (loss) per share                  $ (0.62)         $ 0.12            $ 0.43
                                                                             ============    ==============    ===========

                                          SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


              3. The following table sets forth the computation of basic and diluted earnings (loss) per share.

                     a)    Numerator

                                                                                               Year ended December 31,
                                                                                     ---------------------------------------------
                                                                                        1996             1997             1998
                                                                                     ------------    --------------    ------------
                                                                                               U.S. dollars in thousands
                                                                                     ----------------------------------------------
                          Net income (loss) to shareholders of
                             common shares                                           $ (7,834)           $ 2,138        $  9,090
                          Effect of dilutive securities:
                             Preferred share dividends (*)                                  -                  -               -
                                                                                     ------------    --------------    ------------
                          Numerator for diluted earnings (loss)
                             per share - income (loss) available to
                             shareholders of common shares                           $ (7,834)          $  2,138        $  9,090
                                                                                     ============    ==============    ============

                            *) The effect of the inclusion of the convertible preferred shares in 1996, 1997 and 1998 would be antidilutive.

                     b)     Denominator:

                                                                                              Year ended December 31,
                                                                                 --------------------------------------------------
                                                                                     1996              1997              1998
                                                                                 -------------    ---------------    --------------
                                                                                           Number of shares in thousands
                                                                                 --------------------------------------------------
                          Weighted average number of shares                           12,248          15,168             18,870
                            Contingent common stock to be
                             issued as dividends                                           -              42                 96
                            Contingent shares-class action
                             (see Note 14a)                                              353               -                  -
                                                                                 -------------    ---------------    --------------

                          Denominator for basic earnings per share                    12,601          15,210             18,966
                                                                                 -------------    ---------------    --------------

                          Effect of dilutive securities:
                            Employee stock options                                         -           2,397              1,860
                            Warrants issued to third parties                               -             344                561
                            Convertible preferred shares *)                                -               -                  -
                                                                                 -------------    ---------------    --------------

                           Dilutive potential common shares                                -           2,741              2,421
                                                                                 -------------    ---------------    --------------

                          Denominator for diluted earnings per share -
                            adjusted weighted average shares, assumed
                            conversions and exercise of
                            options and/or warrants                                   12,601          17,951             21,387
                                                                                 =============    ===============    ==============


                            *) The effect of the inclusion of the convertible preferred shares in 1996, 1997 and 1998 would be antidilutive.

                                -----------------